UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No.     )

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i)

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Vitesse Semiconductor Corporation, a Delaware corporation (“Vitesse” or the “Company”). The address of the Company’s principal executive offices is 4721 Calle Carga, Camarillo, California 93012 and its telephone number is (805) 388-3700.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on March 27, 2015, there were 69,285,528 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information – Name and Address.” The Company’s website address is www.vitesse.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to a tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), to purchase all of the issued and outstanding Shares at a per share purchase price of $5.28 (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 31, 2015. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated March 17, 2015, among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and each Share that is outstanding (other than Shares that are owned by Parent, Parent’s subsidiaries, Purchaser, or in the treasury of the Company, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger (the “Effective Time”) be converted into the right to receive cash, without interest thereon and less any required withholding taxes, in an amount equal to the Offer Price. Upon the Effective Time, the Company will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares tendered into the Offer and not withdrawn is not subject to a financing condition. It is conditioned upon, however, among other things, (i) that at least that number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, if any, equal a majority of the sum of the then outstanding Shares plus a number equal to the number of Shares issuable upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including then outstanding Company stock options and Company restricted stock units, assuming the effectiveness thereof occurred on the expiration date of the Offer), in each case, with an exercise or conversion price below the Offer Price (the “Minimum Condition”) and (ii) the expiration or termination of any applicable waiting period under the HSR Act (as defined below), and the receipt of any other material consent or approvals of any governmental authority. The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions to the Offer without the consent of the Company but cannot, however, waive the Minimum Condition without the consent of the Company. The treatment of equity awards under the Company’s benefit plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on April 27, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of each of Purchaser and Parent is One Enterprise, Aliso Viejo, California 92656, and their telephone number is (949) 380-6100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Additionally, no member of the Company’s management has entered into an employment agreement or other agreement, arrangement or understanding with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement (other than as discussed below under the headings Treatment of Options and Treatment of Restricted Stock Units) or other agreement, arrangement or understanding with Parent or Purchaser.

Arrangements with Purchaser and Parent and their Affiliates

Merger Agreement

On March 17, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of the summary of the Merger Agreement referred to above that is incorporated herein by reference is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, each of the following directors and stockholders of Vitesse (the “Supporting Stockholders”) entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser:

•	Matthew B. Frey

•	Christopher R. Gardner

•	Steven P. Hanson

•	James H. Hugar

•	Scot B. Jarvis

•	William C. Martin

•	Edward Rogas, Jr.

•	Kenneth H. Traub

•	Raging Capital Master Fund, Ltd. (“Raging Capital”)

Pursuant to the Tender and Support Agreement, each Supporting Stockholder has agreed (solely in their capacity as a stockholder and, if applicable, holder of stock options and restricted stock units), among other things (i) to tender or cause to be tendered in the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than 10 Business Days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, subject to certain exceptions, (iii) not to take, agree to take or voluntarily permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender and Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of such

Supporting Stockholder in the Tender and Support Agreement untrue or incorrect, (iv) subject to certain exceptions, not to solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute or could reasonably be expected to lead to other proposals to acquire the Company, (v) to vote such stockholder’s Shares in favor of any matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any meeting of the Company’s stockholders, and (vi) to vote such stockholder’s Shares (A) against any action or agreement that would reasonably be expected to (y) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any stockholder contained in the Tender and Support Agreement, or (z) result in any of the conditions set forth in the Merger Agreement necessary for Purchaser’s obligation to accept for payment and to pay for all Shares tendered into the Offer or to consummate the Merger not being satisfied in a timely manner; (B) against any change in the Company’s Board of Directors; and (C) against any other proposals to acquire the Company and against any action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, to the extent not expressly permitted by the Merger Agreement.

The Tender and Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the date the Offer shall have been terminated or the expiration date of the Offer shall have occurred, in each case without acceptance for payment of the Supporting Stockholders’ Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Supporting Stockholders pursuant to the Merger Agreement as in effect on the signing date, and (v) the mutual written consent of the Parent, Purchaser and Supporting Stockholders that hold a majority of the Shares subject to the Tender and Support Agreement. Collectively, the stockholders party to the Tender and Support Agreement had on March 27, 2015 an aggregate of 15,330,639 Shares they will be obligated to tender pursuant to the Tender and Support Agreement, or approximately 22.1% of the Shares (taking into account, for purposes of determining the aggregate Shares, Vitesse’s outstanding Shares as of March 27, 2015).

The foregoing summary and description of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Employee Matters

The Merger Agreement contains standard employee covenants that require Microsemi to (i) grant service credit to employees of the Company or any Company subsidiary who (a) at the Effective Time, continue their employment with the Company or any Company subsidiary, or (b) remain or become, at the Effective Time, employees of the Company as required by applicable law (the “Continuing Employees”) under any employee benefit plan maintained by Parent or any of its subsidiaries in which the Continuing Employees participate (“Parent Plans”) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, (ii) waive certain pre-existing condition and waiting period requirements under all Parent Plans and (iii) for the plan year in which the Effective Time occurs, credit each Continuing Employee with any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plan. Microsemi is required to notify the Company, at least ten (10) days prior to the initial scheduled expiration of the Offer, if the Company is to be required to terminate the Company’s 401(k) Plan prior to the date of the closing of the Merger. Nothing in the Merger Agreement limits the right of Microsemi or the Company, following the Effective Time, to terminate the employment of any employee of the Company or its affiliates at any time and for any or no reason. In addition, nothing in the Merger Agreement, following the Effective Time, limits the right of Microsemi or the Company to amend, modify or terminate any Parent Plans or any of its subsidiaries (including any plan of the Company prior to the Effective Time).

The Merger Agreement also provides that any offering period underway immediately prior to the Effective Time under the Company’s Amended and Restated 2011 Employee Stock Purchase Plan (“ESPP”), and the rights of each participant in the ESPP with respect to such offering period, will be cancelled upon the Effective Time (any such period, a “Shortened Offering Period”), and each active participant in such Shortened Offering Period at the Effective Time shall receive (i) a refund in cash of the amount of such participant’s accumulated payroll contributions to the ESPP with respect to such Shortened Offering Period, and (ii) for each Share such participant would have been entitled to purchase under the ESPP for the Shortened Offering Period (taking into account the participant’s accumulated payroll contributions through the Effective Time, and assuming that such participant was permitted to purchase Shares under the ESPP at the Effective Time for the Shortened Offering Period), a cash payment equal to (x) the Offer Price, less (y) the per-share purchase price for a Share under the ESPP for the Shortened Offering Period, subject to all applicable income and employment withholding taxes. Following the entry into the Merger Agreement, no new participants are permitted to enroll in the ESPP, no participant may increase the rate of his or her participation in the ESPP from the level in effect on the date of the Merger Agreement, and no new offering or purchase period will commence under the ESPP.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On March 13, 2013, the Company and Microsemi entered into a letter agreement (the “Confidentiality Agreement”) which was subsequently amended by the parties on February 4, 2015 (the “Confidentiality Agreement Amendment”). Pursuant to the Confidentiality Agreement, each party agreed that, subject to certain exceptions, all non-public information regarding the supplying party and its subsidiaries or affiliates furnished to the receiving party or its representatives would, for a period of three years from the date of the Confidentiality Agreement, be used by the receiving party and its representatives solely in connection with its evaluation and/or consummation of a possible transaction between the parties and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also contains customary standstill and non-solicitation provisions.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement and the Confidentiality Agreement Amendment which are filed as Exhibit (e)(3) and Exhibit (e)(4) hereto and are incorporated herein by reference.

Exclusivity Agreement

On February 23, 2015, Microsemi and the Company entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which for a period of time following the date the Company countersigned the Exclusivity Agreement and initially extending until March 15, 2015 (the “Exclusivity Period”), the Company granted Microsemi exclusive dealing with respect to the Transactions. The Company agreed that, during the Exclusivity Period, neither the Company nor its affiliates or agents would directly or indirectly solicit, encourage, initiate, seek, entertain, discuss, facilitate, negotiate or accept any inquiry, offer or proposal from, or furnish information to, any party concerning any possible sale or other disposition of the business, stock or assets of the Company or any of its subsidiaries to any other party or any merger or consolidation with or involving the Company or any of its subsidiaries (a “Third Party Acquisition Transaction”). The Company also agreed to promptly notify Microsemi of any inquiries, offers or proposals received during the Exclusivity Period concerning a Third Party Acquisition Transaction. On March 11, 2015, Microsemi and the Company entered into a letter agreement to extend the Exclusivity Period until 11:59 PM Pacific Time on March 17, 2015 (the “Exclusivity Agreement Amendment”).

In order to enable the Company’s Board of Directors to fulfill its fiduciary obligations, Microsemi agreed in the Exclusivity Agreement that any definitive agreements executed by the parties to effectuate the Transactions would contain a “go-shop” provision that would commence on the date that the execution of the definitive agreements is announced, and extend for a period of twenty-one days after such time. During the “go-shop” period, Microsemi agreed that the Company and its investment bankers would have the right to (i) initiate, solicit and encourage a third party to acquire the Company and (ii) enter into and maintain discussions or negotiations with any such third-party with respect to the such acquisition or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations or the making of any proposal to acquire the Company.

The Exclusivity Agreement terminated upon execution of the Merger Agreement.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement and the Exclusivity Agreement Amendment which are filed as Exhibit (e)(5) and Exhibit (e)(6) hereto and are incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of its Board may be deemed to have interests in the Transactions that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the General Corporation Law of the State of Delaware, as amended (the “DGCL”), vote in favor of the adoption of the Merger Agreement.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information – Golden Parachute Compensation” below, which is incorporated herein by reference, and the Company’s definitive proxy statement filed with the SEC on January 14, 2015.

Cash Payable for Outstanding Shares Pursuant to the Offer

The directors and executive officers of the Company or their affiliates who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of the Company. The directors and executive officers of the Company and their affiliates will own, in the aggregate, approximately 15,691,265 Shares (or approximately 22.6% of all outstanding Shares) as of April 28, 2015 (assuming closing of the Merger, or the Effective Time, occurs on such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of April 28, 2015), which are discussed below. If the directors and executive officers and their affiliates were to tender all 15,691,265 of those Shares for purchase pursuant to the Offer (which the directors and Raging Capital are obligated to do pursuant to the Tender and Support Agreement), and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers and their affiliates would receive an aggregate of $82,849,879 in cash pursuant to tenders of those Shares into the Offer.

The table below sets forth the number of Shares held by the directors and executive officers of the Company and Raging Capital on March 27, 2015, excluding Shares issuable to such stockholders upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of March 27, 2015), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

	Number of Shares Owned	Value of Shares Owned
Executive Officers:
Christopher R. Gardner	487,074	$2,571,751
Martin S. McDermut	226,385	1,195,313
Martin C. Nuss	134,241	708,792

Non-Employee Directors:
Matthew B. Frey	21,709	114,624
Steven P. Hanson	86,420	456,298
James H. Hugar	101,956	538,328
Scot B. Jarvis	98,088	517,905
William C. Martin	—	—
Edward Rogas, Jr.	102,356	540,440
Kenneth H. Traub (1)	111,909	590,880

Others:
Raging Capital Master Fund, Ltd. (1)	14,321,127	75,615,551

Total	15,691,265	$82,849,879

(1)	Mr. Traub was nominated for election to the Company’s Board of Directors at the 2013 Annual Meeting of the Company’s stockholders at the request of Raging Capital Fund, LP, the predecessor in-interest of Raging Capital Master Fund, Ltd. As part of the consideration for his agreement to be named as a nominee of Raging Capital for election as a director of the Company in 2012, Mr. Traub will be entitled to receive a payment after the consummation of the Transactions of an amount equal to 7.5% of any actual net profits realized by Raging Capital with respect to its investment in Vitesse’s securities based on a per share cost basis equal to the closing market price of Vitesse’s Shares on December 31, 2014, so long as Mr. Traub remains a director of the Company until the Transactions are consummated. Net profits, as defined in Mr. Traub’s letter agreement with Raging Capital Management, LLC, means all realized or unrealized gains, as applicable, with respect to Raging Capital’s investment in Vitesse’s securities for the applicable period, less (i) all realized or unrealized losses, as applicable, with respect to such securities for the applicable period, (ii) any and all out of pocket fees and expenses incurred of any kind and nature related to Raging Capital’s investment in such securities, and (iii) any positive or negative hedge allocation with respect to such securities for the applicable period.

Treatment of Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option (other than certain options discussed below) to purchase Shares of the Company, whether vested or unvested, will be assumed by Parent (each, an “Assumed Option”). Each Assumed Option will continue to have, and be subject to, the same terms and conditions of such option immediately prior to the Effective Time, including the applicable vesting restrictions, except for administrative changes that are not adverse to the holder of the Assumed Option or to which the holder consents. Following the Effective Time, (i) each Assumed Option will be exercisable for a number of shares of common stock of Parent (the “Parent Common Stock”) equal to the product of the number of Shares that would be issuable upon exercise of the Assumed Option immediately prior to the Effective Time multiplied by a quotient obtained by dividing (A) the Offer Price by (B) the average closing price of Parent

Common Stock on the Nasdaq Stock Market LLC for the five trading days immediately preceding (but not including) the Effective Time (the “Exchange Ratio”), and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing the per share exercise price for such Assumed Option immediately prior to the Effective Time by the Exchange Ratio.

The Merger Agreement also provides that, at the Effective Time, each outstanding option to purchase Shares of the Company, whether vested or unvested, that (i) has an exercise price per Share subject to the Company stock option greater than eight dollars and twenty cents ($8.20), or (ii) was granted pursuant to the Company’s Amended and Restated 2001 Stock Incentive Plan, has an exercise price per Share subject to the Company stock option less than or equal to eight dollars and twenty cents ($8.20), and the holder of such Company stock option has not consented to the assumption by Parent of such option, will in each such case be cancelled (the “Cancelled Options”). In addition, (x) in the case of a Company stock option referred to in clause (i) above, the holder of such Company stock option will not be entitled to any payment with respect to such option, (y) in the case of a Company stock option referred to in clause (ii) above with a per-share exercise price that is less than the Offer Price, the holder of such Company stock option shall be entitled to a cash payment (subject to applicable tax withholding) equal to (1) the total number of shares of Company common stock subject to such Company stock option, multiplied by (2) the amount by which the Offer Price exceeds the per-share exercise price of such Company stock option (the “Option Spread Value”), or (z) in the case of a Company stock option referred to in clause (ii) above with a per-share exercise price that is equal to or greater than the Offer Price, the holder of such Company stock option will not be entitled to any payment with respect to such option.

The table below reflects, with respect to the Company’s directors and executive officers that hold options to purchase Shares of the Company on March 27, 2015, (i) the number of options to purchase Shares of the Company that would be Assumed Options at the Effective Time and (ii) the number of options to purchase Shares of the Company that would be Cancelled Options at the Effective Time, in each case assuming no exercise of such options occurs prior to the Effective Time.

	Vested Stock Options				Unvested Stock Options
Name	Number of Shares Underlying Options	Exercise Price Per Share	Option to be Assumed or Cancelled at Effective Time		Number of Shares Underlying Options	Exercise Price Per Share	Option to be Assumed or Cancelled at Effective Time
Executive Officers (Grant Date):

Christopher R. Gardner
December 2, 2005	5,500	$48.00	Cancelled		—	—	—
June 21, 2006	20,000	30.60	Cancelled		—	—	—
October 13, 2008	20,000	7.40	Assumed	(1)	—	—	—
February 12, 2010	90,000	5.20	Assumed	(1)	—	—	—
December 9, 2010	72,600	4.36	Assumed		—	—	—
December 9, 2011	55,000	2.54	Assumed		—	—	—
March 7, 2013	51,000	2.10	Assumed		17,000	2.10	Assumed
December 10, 2013	75,000	2.53	Assumed		75,000	2.53	Assumed
December 10, 2013	—	—	—		150,000	2.53	Assumed	(2)
February 26, 2015	—	—	—		180,000	4.15	Assumed
Total	389,100				422,000

Martin S. McDermut
August 10, 2011	50,000	$3.33	Assumed		—	—	—
December 9, 2011	25,000	2.54	Assumed		—	—	—
March 7, 2013	23,250	2.10	Assumed		7,750	2.10	Assumed
December 10, 2013	32,500	2.53	Assumed		32,500	2.53	Assumed
December 10, 2013	—	—	—		50,000	2.53	Assumed	(2)
February 26, 2015	—	—	—		55,000	4.15	Assumed
Total	130,750				145,250

Martin C. Nuss
November 16, 2007	10,000	$19.80	Cancelled		—	—	—
October 13, 2008	5,000	7.40	Assumed	(1)	—	—	—
February 25, 2010	20,000	5.20	Assumed	(1)	—	—	—
December 9, 2010	19,800	4.36	Assumed		—	—	—
December 9, 2011	15,000	2.54	Assumed		—	—	—
March 7, 2013	13,500	2.10	Assumed		4,500	2.10	Assumed
December 10, 2013	18,750	2.53	Assumed		18,750	2.53	Assumed
December 10, 2013	—	—	—		37,500	2.53	Assumed	(2)
February 26, 2015	—	—	—		60,000	4.15	Assumed
Total	102,050				120,750

Non-Employee Directors (Grant Date):

Steve P. Hanson
August 16, 2007	3,750	$22.20	Cancelled		—	—	—
January 1, 2009	2,000	7.20	Assumed	(1)	—	—	—
January 1, 2010	2,000	5.00	Assumed	(1)	—	—	—
Total	7,750

James H. Hugar
October 30, 2009	3,750	$4.10	Assumed	(1)	—	—	—
January 1, 2010	2,000	5.00	Assumed	(1)	—	—	—
Total	5,750

Edward Rogas, Jr.
January 24, 2006	2,000	$54.80	Cancelled		—	—	—
January 1, 2009	2,000	7.20	Assumed	(1)	—	—	—
January 1, 2010	2,000	5.00	Assumed	(1)	—	—	—
Total	6,000

(1)	Granted pursuant to the Company’s Amended and Restated 2001 Stock Incentive Plan. Assumes that the holder of the option will consent to the assumption of the option by Microsemi at the Effective Time.
(2)	Market-based, vests if either of the following conditions is met prior to December 10, 2018: (i) the closing price of the Company’s Shares equals or exceeds twice the exercise price of $2.53 for 30 consecutive trading days; or (ii) a change in control occurs where the Company’s stockholders receive in consideration of their Shares cash or other consideration with a value at least equal to twice the exercise price of $2.53. Based on the Offer Price of $5.28, this option will fully vest upon consummation of the Offer.

Treatment of Restricted Stock Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding restricted stock unit issued by the Company (each an “RSU”), whether vested or unvested, will be assumed by Parent (each, an “Assumed RSU”). Each Assumed RSU will continue to have, and be subject to, the same terms and conditions of such Company RSU immediately prior to the Effective Time, including the applicable vesting restrictions, except for administrative changes that are not adverse to the holder of the Assumed RSU or to which the holder consents. Following the Effective Time, each Company RSU shall cover a number of shares of Parent Common Stock equal to the product of the number of Shares that are subject to the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio.

The Compensation Committee of the Board of Directors of Vitesse has approved acceleration of the vesting of all Company RSUs held by Vitesse’s non-employee directors effective immediately prior to the Effective Time. As a result, subject to any tax withholding obligations of the Company in relation to the vesting of such Company RSUs, each non-employee director will receive a number of Shares equal to the number of Shares underlying the Company RSUs that they hold as set forth opposite their respective names in the table below and will then be entitled at the Effective Time to exchange such Shares for the right to receive the Offer Price.

The table below reflects the number of shares underlying RSUs that are held by the Company’s executive officers on March 27, 2015 that would, at the Effective Time, become Assumed RSUs (assuming no vesting of RSUs occurs prior to the Effective Time and assuming that no Company RSUs held by such persons are forfeited between March 27, 2015 and the Effective Time). The table below also reflects (i) the number of shares underlying RSUs that are held by the Company’s non-employee directors on March 27, 2015 that will, immediately prior to the Effective Time, be converted into Shares as described in the previous paragraph, with such Shares being exchanged at the Effective Time for the right to receive the Offer Price and (ii) the gross amount payable to the Company’s non-employee directors with respect to such Shares (without taking into account any applicable tax withholdings), assuming that no Company RSUs held by such persons are forfeited between March 27, 2015 and the Effective Time.

Name	Number of Shares Underlying RSUs	Aggregate Proceeds($) (1)
Executive Officers:

Christopher R. Gardner	236,000	—
Martin S. McDermut	101,500	—
Martin C. Nuss	84,750	—

Non-Employee Directors:

Matthew B. Frey	21,166	111,757
Steven P. Hanson	16,500	87,120
James H. Hugar	16,500	87,120
Scot B. Jarvis	28,195	148,870
William C. Martin	—	—
Edward Rogas, Jr.	16,500	87,120
Kenneth H. Traub	21,166	111,757

(1)	Aggregate proceeds to be paid for outstanding Shares received upon acceleration of RSUs are calculated by multiplying the number of Shares underlying the RSUs by the Offer Price.

Employment Agreements

Christopher R. Gardner

On October 7, 2014, Vitesse entered into a two-year employment agreement with Mr. Gardner, pursuant to which he receives an annual base salary of $394,000 and participates in a cash incentive plan which provides him with the opportunity to earn a target bonus of 100% of his base salary and a maximum bonus of 150% of his base salary. Mr. Gardner is eligible to receive equity awards under Vitesse’s stock incentive plans. Mr. Gardner is entitled to five weeks of vacation per year, and is entitled to all other employee benefits provided to other senior executives.

In the event Mr. Gardner’s employment is terminated by mutual agreement, by Vitesse for cause, by Mr. Gardner other than for good reason or because of Mr. Gardner’s death or disability, Mr. Gardner will receive his base salary earned through his final day of employment, but shall not be eligible to receive any other compensation unless otherwise agreed by the parties.

If Mr. Gardner’s employment is terminated by him for good reason or by Vitesse other than for cause, and such termination does not occur within 24 months following a change of control of Vitesse, Mr. Gardner is entitled to receive:

•	his base salary earned through his final day of employment;

•	a pro-rata portion (based upon the portion of the fiscal year prior to his termination date) of his target bonus; and

•	an amount equal to 24 months of his base salary, plus two times his annual maximum bonus, plus the cost of continuation of group medical, vision and dental benefits for a period of 12 months.

If Mr. Gardner’s employment is terminated by him for good reason or by Vitesse other than for cause, and such termination occurs on or within 24 months following a change of control of Vitesse, Mr. Gardner is entitled to receive:

•	his base salary earned through his final day of employment;

•	a pro-rata portion (based upon the portion of the fiscal year prior to his termination date) of the greater of his target bonus or the amount of his bonus in the prior fiscal year;

•	an amount equal to 12 months of his base salary, plus two times his annual target bonus, plus the cost of continuation of group medical, vision and dental benefits for a period of 24 months;

•	a consulting arrangement for a 12 month period providing for the payment to Mr. Gardner of $788,000 in equal monthly installments in exchange for the provision by Mr. Gardner of up to 20 hours per month of consulting services; and

•	full vesting of all of Mr. Gardner’s then-outstanding stock options and RSUs which are subject solely to time-based vesting.

In addition, if Mr. Gardner’s employment is terminated by Vitesse other than for cause during the 12 months prior to a change of control of Vitesse and Mr. Gardner can demonstrate that his termination arose in connection with or anticipation of such change of control, then all of Mr. Gardner’s outstanding stock options and RSUs which are subject solely to time-based vesting shall become fully vested as of the change of control and his stock options shall have a remaining exercise period of the lesser of (i) the period remaining until six months after his termination of employment or (ii) ninety days after the change of control, provided such exercise period does not extend beyond the maximum term of the options applicable if he had remained employed with Vitesse.

Martin S. McDermut

On October 7, 2014, Vitesse entered into a one-year employment agreement with Mr. McDermut, pursuant to which Mr. McDermut receives an annual base salary of $285,000 and is eligible to participate in Vitesse’s cash incentive plan for senior executives which provides him with the opportunity to earn a target bonus of 55% of his base salary and a maximum bonus of 65% of his base salary, with the amount of his bonus determined at the discretion of Vitesse’s Compensation Committee. Mr. McDermut is eligible to receive equity awards under Vitesse’s stock incentive plans. Mr. McDermut is entitled to three weeks of vacation per year, and is entitled to all other employee benefits provided to other senior executives.

In the event Mr. McDermut’s employment is terminated by mutual agreement, by Vitesse for cause, by Mr. McDermut other than for good reason or because of Mr. McDermut’s death or disability, Mr. McDermut will receive his base salary earned through his final day of employment, accrued but unused vacation pay and any fully accrued and unpaid bonus, but shall not be eligible to receive any other compensation unless otherwise agreed by the parties.

If Mr. McDermut’s employment is terminated by him for good reason or by Vitesse other than for cause, and such termination does not occur within 12 months following a change of control of Vitesse, Mr. McDermut is entitled to receive:

•	his base salary and accrued but unused vacation pay earned through his final day of employment; and

•	an amount equal to 12 months of his base salary plus a pro-rata portion (based upon the portion of the fiscal year prior to his termination date) of his maximum potential annual bonus (subject, however, to all threshold requirements, performance standards and milestones that must be met before any such bonus is paid).

If Mr. McDermut’s employment is terminated by him for good reason or by Vitesse other than for cause, and such termination occurs within 12 months following a change of control of Vitesse, Mr. McDermut is entitled to receive the following benefits:

•	his base salary and accrued but unused vacation pay earned through his final day of employment;

•	an amount equal to 12 months of his base salary plus a pro-rata portion (based upon the portion of the fiscal year prior to his termination date) of his maximum potential annual bonus (subject, however, to all threshold requirements, performance standards and milestones that must be met before any such bonus is paid);

•	an amount equal to his maximum potential annual bonus plus the cost of continuation of medical benefits for a period of 12 months; and

•	immediate vesting of Mr. McDermut’s equity compensation awards with respect to the number of shares that would have vested if Mr. McDermut had completed an additional two years of continuous service and his stock options shall remain exercisable for an additional 90 days following the date of his termination of employment.

Dr. Martin C. Nuss

On November 30, 2011, Vitesse entered into an amended and restated employment letter agreement with Dr. Nuss, which was further amended in November 2012, pursuant to which Dr. Nuss receives an annual base salary, which presently is $255,000 and is eligible to participate in the Company’s cash incentive plan for senior executives which presently provides him with the opportunity to earn a target bonus of 45% of his base salary and a maximum bonus of 55% of his base salary. Dr. Nuss is entitled to all other employee benefits provided to other senior executives.

If Dr. Nuss’ employment is terminated by him for good reason or by Vitesse other than for cause, Dr. Nuss is entitled to a lump sum payment equal to 12 months of his then base salary, unless termination occurs within 12 months following a change in control. If such termination of employment occurs within the 12 months following a change in control, Dr. Nuss would be entitled to (a) 9 months of his then base salary, (b) an additional payment equal to one week of base salary for every 12 months Dr. Nuss has been employed by Vitesse, (c) his earned bonus for the fiscal year in which the termination occurred pro-rated based on termination date and subject to other terms and conditions of the bonus plan then in effect, (d) an additional payment equal to 50% of the amount of his maximum potential annual bonus for the fiscal year in which his termination occurred, (e) immediate vesting of his equity compensation awards with respect to the number of shares that would have vested if Dr. Nuss had completed an additional two years of continuous service and his stock options shall remain exercisable for an additional 90 days following the date of his termination of employment, and (f) payment of the cost of COBRA medical and dental benefits for a period of 12 months.

A “change in control” under the employment agreement with each of the Company’s executive officers means, subject to certain exceptions, (a), an acquisition by any entity or person of beneficial ownership of 40% or more of either (1) the then outstanding Shares of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; (b) a change of fifty percent (50%) (rounded to the next whole person) in the membership of the Company’s Board within a two (2) year period; (c) a merger or consolidation of the Company with or into any other company; (d) a sale in one transaction or a series of transactions undertaken with a common purpose of all of the Company’s outstanding voting securities; or (e) a sale, lease, exchange or other transfer in one transaction or a series of related transactions undertaken with a common purpose of all or substantially all of the Company’s assets.

“Good reason” under the employment agreement with each of the Company’s executive officers generally means: (a) subject to certain exceptions, a material reduction in the executive’s responsibilities or duties; (b) subject to certain exceptions, a material reduction of the executive’s base salary; (c) subject to certain exceptions, the failure to pay any material amount that is expressly required to by paid pursuant to the employment agreement or (d) any material relocation by the Company of executive’s place of employment that would increase executive’s one-way commute to the place of employment by more than a specified distance compared to executive’s commute immediately prior to the relocation.

Success Payments

On October 22, 2015, the Company entered into letter agreements in favor of each of Mr. McDermut and Dr. Nuss. The agreements provide that the Company will pay to Mr. McDermut and Dr. Nuss success bonuses of $40,000 and $50,000, respectively, if (i) the Transactions are consummated on or before June 30, 2015 or such later date as may be communicated by the Company and (ii) Mr. McDermut or Dr. Nuss, as applicable, remain employed by the Company on the date the Transactions are consummated (or such later date as is specified by the Company).

Summary of Potential Payments Upon Change-in-Control

The table below describes the estimated potential payments for each of the executive officers under the terms of their respective employment agreements, assuming that the “change in control” occurs on April 27, 2015 and that each executive officer’s employment is terminated by him for good reason or by Vitesse (or its successors) other than for cause (a “Qualifying Termination”) within 12 months (or 24 months in the case of Mr. Gardner) thereafter. The amounts shown in the tables are estimates only as the actual amounts that may be paid upon such termination of employment can only be determined at the actual time of such termination.

	Base Salary Payment	Bonus Payment	Continuation of Benefits (1)	Acceleration of Vesting of Equity Awards (2)	Consulting Payment	Total Payout
Christopher R. Gardner (3)	$394,000	$1,012,580	$46,914	$1,658,940	$788,000	$3,900,434
Martin S. McDermut (4)	285,000	290,843	20,729	595,875	—	1,192,447
Dr. Martin C. Nuss (5)	225,577	150,068	12,425	452,213	—	840,283

(1)	Represents the aggregate amount of all premiums payable for the continuing of the executive’s health benefits for the applicable severance period, based on the amounts of such premiums at March 27, 2015. These amounts also assume that the premiums payable for continuation of the named executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9.
(2)	Represents (i) the aggregate Option Spread Value with respect to the portion of the outstanding Options that are unvested as of the Effective Time with an exercise price below the Offer Price and (ii) the aggregate RSU Payment Value with respect to the portion of the outstanding RSUs that are unvested as of the Effective Time, where RSU Payment Value means an amount in cash equal to the Offer Price multiplied by the number of Shares underlying the unvested RSUs. All amounts were calculated assuming a stock price equal to the Offer Price.
(3)	Base salary payment represents cash severance payments based on the executive’s salary at March 27, 2015, in an amount equal to one year of his base salary. Bonus payment represents two times his target bonus opportunity for fiscal year 2015 plus a pro-rata portion of his target bonus for fiscal year 2015. Benefit payments continue for two years. Consulting payment represents 12 months of mandatory payments to Mr. Gardner for consulting services following a change in control.
(4)	Base salary payment represents cash severance payments based on the executive’s salary at March 27, 2015, in an amount equal to one year of his base salary. Bonus payment represents his maximum bonus opportunity for fiscal year 2015 plus a pro-rata portion of his maximum bonus for fiscal year 2015. Benefit payments continue for one year.
(5)	Base salary payment represents cash severance payments based on the executive’s salary at March 27, 2015, in an amount equal to the sum of 9 months of his base salary plus one week of base salary for every 12 months of his employment with the Company. Bonus payment represents 50% of his maximum bonus opportunity for fiscal year 2015 plus a pro-rata portion of his maximum bonus for fiscal year 2015. Benefit payments continue for one year.

The Company does not provide tax gross-up protection to any executive officers for any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). The employment agreement for Mr. Gardner, Mr. McDermut and Dr. Nuss each include a “better-after-tax” provision, which provides that if the Company determines that part or all of the payments to be made to the executive officer in connection with a change in control of the Company constitute “parachute payments” under Section 280G(b)(2) of the Code, the Company will either (i) cut back the payments to the executive officer, or (ii) provide the full payment to the executive officer, whichever results in the executive officer receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code. Based on the proposed price of $5.28 per Share, the executive officers either do not trigger Section 280G or their payments will be cut back under this provision so that no such executive officer would incur liability under Section 4999 of the Code.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the employment agreements with each of the executive officers, which are filed as Exhibits (e)(7)-(e)(12) hereto and are incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Charter and Bylaws provisions to eliminate the personal liability of its directors and officers for monetary damages for breaches of fiduciary duty by such a director as a director, subject to specified limitations.

The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against all expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director or officer of the Company or by reason of the fact that he is or was serving at the request of the Company as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934 or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against the Company or its directors, officers, employees or other indemnitees. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking providing that such director or executive offer undertakes to repay the advance to the extent that it is ultimately determined that he is not entitled to be indemnified by the Company under his or her indemnity agreement, the Bylaws, the DGCL or otherwise. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(29) hereto, which is incorporated herein by reference.

From and after the Effective Time, all rights to indemnification, exculpation or advance of expenses by the Company and its subsidiaries existing in favor of directors and officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws and as provided in the indemnity agreements between the Company and its subsidiaries, on the one hand, and the executive officers and directors, on the other hand, shall survive the closing of the Merger, will continue in full force and effect and will be honored by the Company after the Effective Time.

Pursuant to the terms of the Merger Agreement, until the sixth (6th) anniversary of the Effective Time, the Company is obligated to provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time and covering the directors and officers covered by the Company’s current D&O Insurance policies on terms with respect to coverage and amount no less favorable than the Company’s existing policies, provided that the Company after the Effective Time shall not be obligated to pay annual premiums in the aggregate in excess of 200% of the amount per annum the Company paid in its fiscal year ending September 30, 2014. As an alternative, at any time Parent or the Company (after the Effective Time) may, and subject to certain conditions, the Company may, purchase a “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and premium amounts.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

On March 16, 2015, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of the Company and holders of the Company’s Shares; (ii) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL; (iii) adopted the Merger Agreement and the Transactions in accordance with the DGCL; (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (v) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated March 18, 2015, issued by the Company and Microsemi announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer

As part of their ongoing activities and review of Vitesse’s business and financial performance, the Board of Directors and senior management regularly evaluate Vitesse’s long-term strategic relationships, including capital formation or other investment transactions, potential strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward enhancing stockholder value.

In October 2011, the Board of Directors of Vitesse formed a strategic advisory committee (the “Strategic Advisory Committee”) to explore and pursue, consider, and recommend to the full Board for its consideration, potential acquisitions, dispositions, financings, and other transactions and initiatives that the committee believed were reasonably likely to enhance stockholder value. The Strategic Advisory Committee initially was focused on transactions that would reduce Vitesse’s substantial indebtedness that would begin to mature in February 2014.

In July 2012, Vitesse engaged Needham & Company, LLC (“Needham”) as sole book-running manager to Vitesse in connection with a proposed public offering of equity securities. Vitesse also engaged Needham as its exclusive financial advisor in a strategic transaction involving the Company. Pursuant to this engagement, Needham acted as sole book-running manager in three public offerings by Vitesse of its common stock pursuant to which the Company raised an aggregate of approximately $80.0 million in net proceeds from December 2012 through June 2014.

Vitesse commenced the first public offering on December 6, 2012, raising net proceeds of approximately $18.8 million, with Needham acting as sole book-running manager.

Needham also advised the Strategic Advisory Committee and the full Board of Directors with respect to unsolicited inquiries Vitesse received from time to time from strategic companies interested in exploring a possible acquisition of the Company, including several proposals received from Microsemi commencing in May 2013.

In late 2012, the Board of Directors was contacted by a strategic party (referred to herein as “Company A”) that was interested in exploring a possible acquisition of Vitesse. On December 17, 2012, Company A submitted a non-binding proposal to acquire Vitesse for cash consideration of $2.50 to $3.00 per Share. On January 9, 2013, Company A increased its proposed purchase price range to $2.75 and $3.25 per Share, after which Vitesse engaged in confidential discussions with Company A under a non-disclosure agreement signed on February 22, 2013. On March 7, 2013, Company A fixed its proposed purchase price at $3.05 per Share and requested exclusivity to negotiate a transaction.

On March 7, 2013, the Board of Directors unanimously determined that Company A’s latest proposal substantially undervalued Vitesse and was inadequate. The Board also determined not to continue discussions with Company A unless it substantially increased its proposed purchase price. On March 11, 2013, Vitesse communicated its position to Company A, which was reaffirmed at a meeting on March 13, 2013 between representatives of Vitesse and Company A. At this meeting, Company A declined to increase its proposed purchase price and indicated that it would not continue in its efforts to acquire Vitesse.

During Vitesse’s discussions with Company A, the Board of Directors authorized management to meet with other potential acquirors to better position Vitesse to enhance stockholder value should the Board decide to authorize a sale process for the Company. The Board had concluded that Company A’s proposed purchase price undervalued Vitesse, and determined to take steps to increase the likelihood that other potential acquirors would be in a position to bid for the Company should Company A make public its efforts to acquire Vitesse. From these activities, two other potential parties, including Microsemi, expressed interest in pursuing an acquisition.

Vitesse and Microsemi signed a non-disclosure agreement on March 13, 2013, which contained an 18-month standstill provision expiring on September 13, 2014.

On April 17, 2013, a second potential buyer (referred to herein as “Company B”) submitted a non-binding proposal to acquire the Company for cash consideration of $3.25 to $3.50 per Share, and requested exclusivity to negotiate a transaction. On May 15, 2013, Microsemi submitted a non-binding proposal to acquire the Company for cash consideration of $2.80 per Share and requested exclusivity to negotiate a transaction. The Board determined that the price included in both proposals substantially undervalued Vitesse and was inadequate, and Company B and Microsemi were informed that Vitesse was not interested in pursuing a sale transaction.

Thereafter, Vitesse continued its efforts to provide for the reduction of its substantial indebtedness. On June 19, 2013, Vitesse commenced a public offering of its common stock, raising net proceeds of approximately $37.5 million, with Needham acting as sole book-running manager.

In early May 2014, management concluded that Vitesse would need to raise approximately $15 million of additional capital to address the reduction in cash that was projected over the balance of calendar year 2014. Management consulted with Needham about the feasibility of raising capital through the issuance of debt or equity securities, and directed Needham to prepare a report analyzing the dilutive effect of an equity financing versus a debt financing on long-term stockholder value for presentation to the Strategic Advisory Committee at a meeting to be held later that month.

On May 19, 2014, Microsemi submitted a second non-binding proposal to acquire Vitesse, increasing its purchase price to $4.00 per Share in cash and requesting exclusivity to negotiate a transaction.

On May 21, 2014, the Strategic Advisory Committee met telephonically to consider Microsemi’s latest proposal to acquire Vitesse. Representatives of Needham and Vitesse’s legal counsel, Stubbs Alderton &

Markiles, LLP (“Stubbs Alderton”), were in attendance. Needham presented the limited valuation analysis that management had requested of Needham to assist the committee in its consideration of various financing proposals that were under consideration prior to receipt of Microsemi’s proposal. The Strategic Advisory Committee requested that Needham prepare a more comprehensive valuation analysis appropriate for consideration of a sale transaction to assist the committee in evaluating Microsemi’s proposal.

On May 29, 2014, the Strategic Advisory Committee met telephonically, with representatives of Needham and Stubbs Alderton in attendance, to consider Microsemi’s proposal to acquire Vitesse, as well as to continue to consider various financing proposals. Needham made a financial presentation to the committee. During this meeting, the Strategic Advisory Committee concluded that Microsemi’s proposal significantly undervalued Vitesse and that any discussions with Microsemi regarding a possible sale transaction likely would preclude the Company from pursuing a capital raise during the pendency of those discussions. The committee resolved to recommend to the Board that Vitesse continue with its capital-raising plans, which would strengthen Vitesse’s balance sheet and better position the Company to execute on its business plan and negotiate with potential acquirors if the Board subsequently decided to pursue a sale transaction. At a Board of Directors meeting held later that same day, after considering the Strategic Advisory Committee’s recommendation, the Board authorized management to pursue a public offering of Vitesse’s common stock and respond to Microsemi that the Board was not interested in engaging in a sale process at that time.

On May 29, 2014, Vitesse responded to Microsemi, stating that the Board had determined that Microsemi’s proposal significantly undervalued Vitesse and that the Company was not interested in pursuing a sale.

On June 11, 2014, Vitesse commenced a public offering of its common stock, raising net proceeds of approximately $26.7 million, with Needham acting as sole book-running manager.

From June 2014 through August 2014, Microsemi continued to express interest in acquiring Vitesse, with James Peterson, Chairman of the Board and Chief Executive Officer of Microsemi and Steven Litchfield, Microsemi’s Executive Vice President and Chief Strategy Officer, contacting Christopher Gardner, Vitesse’s President and Chief Executive Officer by letter and e-mail correspondence. On June 12, 2014, Mr. Peterson sent Mr. Gardner a letter seeking further discussions with Vitesse and suggesting that Microsemi would consider an increase in its proposed purchase price if a higher value for Vitesse could be justified through management discussions and diligence. Vitesse continued to maintain during this period that the Company was not for sale, but expressed a willingness to continue discussions if Microsemi agreed to extend the standstill arrangement in the parties’ non-disclosure agreement.

On August 13, 2014, the Strategic Advisory Committee met telephonically to consider Microsemi’s continued interest in acquiring Vitesse, and the perception that Microsemi may seek to acquire the Company or influence the Vitesse Board by making public its intentions following expiration of Microsemi’s standstill agreement on September 13, 2014. At this meeting, a representative of Stubbs Alderton discussed Vitesse’s anti-takeover defenses and steps that management and the Board might consider if Microsemi or any other bidder sought to acquire Vitesse in a manner that the Board concluded was not in the best interests of stockholders.

At this meeting, the Strategic Advisory Committee also discussed the prospect of William C. Martin of Raging Capital Master Fund, Ltd., the Company’s largest stockholder, joining the Board. The committee considered the likely impact that Mr. Martin’s service on the Board would have on any hostile takeover activity. Following this discussion, the Strategic Advisory Committee adjourned to allow the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) to convene to discuss the possibility of Mr. Martin’s appointment to the Board. The Nominating Committee met to consider the proposal, and unanimously resolved to recommend to the full Board of Directors that Mr. Martin be invited to join the Board, subject to a satisfactory background check and completion of other admittance procedures. The Strategic Advisory Committee then reconvened and concurred with the Nominating Committee, recommending the appointment of Mr. Martin to the Board. Steven P. Hanson, Chairman of the Nominating Governance Committee, was instructed to contact Mr. Martin about his interest in joining the Board.

On August 15, 2014, the Strategic Advisory Committee met telephonically and considered further the appointment of Mr. Martin to the Board. Mr. Hanson reported to the committee that Mr. Martin was interested in joining the Board, and that a proposal to appoint him as a director would be considered by the full Board at a meeting to be held later that same day.

On August 15, 2014, after considering the recommendations of the Nominating Committee and Strategic Advisory Committee, the Board unanimously resolved to expand its size from seven to eight members and to appoint William C. Martin as a director effective upon completion of a background check and other admittance procedures. Mr. Martin’s appointment became effective on August 20, 2014.

On September 5, 2014, Microsemi sent a letter to Vitesse reiterating Microsemi’s views regarding its $4.00 per Share proposal of May 19, 2014, and again requesting that Vitesse engage with Microsemi to help it better understand why Vitesse’s Board of Directors had determined that Microsemi’s proposed price undervalued the Company. Microsemi also indicated its willingness to extend the parties’ standstill by an additional six months.

On September 8, 2014, the Strategic Advisory Committee met telephonically, with representatives of Needham and Stubbs Alderton in attendance, to consider Microsemi’s proposal to extend the standstill arrangement. The committee authorized Mr. Gardner to pursue an extension of the standstill with Microsemi, and Stubbs Alderton prepared an amendment to the Microsemi mutual non-disclosure agreement that extended the standstill by six months, which Mr. Gardner sent to Mr. Peterson and Mr. Litchfield on September 11, 2014.

At the September 8, 2014 meeting, the Strategic Advisory Committee also considered whether it was an appropriate time to consider a process that might ultimately lead to a sale of Vitesse. Stubbs Alderton discussed the Board’s fiduciary duties in a sale process, and Needham made a financial presentation and discussed the state of the market for mergers and acquisitions in the semiconductor industry. The committee also considered risks of Vitesse remaining a standalone company, including the continued volatility in the Company’s end markets; the delay or interruption in anticipated revenues from new customers or from new products, including for reasons not within Vitesse’s control; competition from companies with substantially greater resources than Vitesse; the consolidation in the semiconductor sector and its impact on companies of Vitesse’s relatively small size; and the potential need to restructure debt or incur additional debt, which may not feasible on acceptable terms, or raise additional capital through a dilutive stock issuance. At the conclusion of these discussions, the Strategic Advisory Committee unanimously resolved to initiate a process to seek third-party interest in an acquisition of Vitesse, and authorized and directed management to begin this process in consultation with Needham and Stubbs Alderton.

Microsemi did not respond to Vitesse’s proposed amendment to the parties’ non-disclosure agreement, and the standstill expired on September 13, 2014.

On October 1, 2014, the Strategic Advisory Committee met in person, with representatives of Needham and Stubbs Alderton in attendance. The Needham representatives made a presentation on the proposed sale process, which included Needham’s strategy for enhancing stockholder value, a list of potential buyers, and an overview of transaction timing.

Also on October 1, 2014, the Board of Directors unanimously approved the reconstitution of the Strategic Advisory Committee, reducing the size of the committee from six members to three members to be a smaller, more efficient working group, and modifying the committee’s mandate in light of the Board’s decision to conduct a sale process for Vitesse. Steven P. Hanson, William C. Martin and Kenneth Traub were appointed to the committee, and Mr. Traub was subsequently appointed Chairman of the committee. The Strategic Advisory Committee was directed to prepare, in consultation with counsel, a charter setting forth the committee’s mandate and to present the charter to the Board for its consideration and approval. The committee subsequently approved the charter on October 7, 2014 and recommended its approval by the full Board of Directors.

In addition, on October 1, 2014, the Compensation Committee of the Board of Directors of Vitesse (the “Compensation Committee”) approved a program to provide for the payment of success and transition bonuses in connection with an acquisition of Vitesse to certain employees identified by Mr. Gardner. Mr. Gardner was not eligible to participate in the bonus program. The committee approved up to $1 million in bonus payments under this program.

On October 7, 2014, the Compensation Committee approved new employment agreements for Mr. Gardner and Mr. McDermut to replace their existing employment agreements which were scheduled to expire in February 2015 and July 2015, respectively. The new employment agreements continue to provide for severance benefits in the event that the executive’s employment is terminated without cause or for good reason, with an increase in such benefits if any such termination occurs in connection with a change in control of Vitesse. The new employment agreements do not increase the total amount of post-termination payments to these executives above what was already provided for in the executives’ prior employment agreements.

At the October 1, 2014 meeting, the Board of Directors determined that it was in Vitesse’s best interests to pursue the retention of an additional investment banking firm with extensive experience in representing semiconductor companies in sales of control. During October 2014, members of the Strategic Advisory Committee and management interviewed several qualified firms and, on October 31, 2014, following approval of the Board of Directors, Vitesse retained Deutsche Bank Securities Inc. (“Deutsche Bank”) based upon several factors, including Deutsche Bank’s experience in mergers and acquisitions, its available personnel and resources and the firm’s knowledge of the semiconductor industry. Concurrently with Vitesse’s engagement of Deutsche Bank, Vitesse and Needham amended their existing engagement agreement to provide for Deutsche Bank’s services as financial advisor to Vitesse and to modify the success fee payable to Needham upon the closing of a strategic transaction.

On October 28, 2014, the Board of Directors approved a charter of the Strategic Advisory Committee setting forth the roles and responsibilities of the committee. The committee was mandated to (i) solicit and evaluate potential strategic alternatives available to Vitesse for enhancing stockholder value, (ii) supervise the process to be conducted by Vitesse and its advisors in dealing with expressions of interest to acquire control of Vitesse or any similar transaction, (iii) evaluate and make recommendations to the Board of Directors with respect to any potential strategic alternatives, solicited or unsolicited, that may be proposed by parties interested in entering into strategic transactions with Vitesse, (iv) negotiate or supervise the negotiation of the final terms of a strategic transaction and any related agreements, at all times apprising the Board of such negotiations and taking into consideration the advice and recommendations of the Board in connection therewith, and (v) report all conclusions and recommendations to the Board of Directors for its information and authorization of any binding action.

During November and December 2014, management of Vitesse met with representatives of Deutsche Bank to prepare Vitesse for a sale process that was scheduled to commence during the first week of January 2015. During this period, management provided Deutsche Bank with the Company’s long-term strategic plan and a detailed explanation of Vitesse technology, new product offerings and value proposition, and prepared the materials that would be provided to interested parties that requested management meetings. Vitesse’s management, with the assistance of Deutsche Bank and in consultation with the Strategic Advisory Committee, also identified a target group of potential interested parties. The Strategic Advisory Committee met regularly with management and representatives of Deutsche Bank during this period.

On December 9, 2014, Deutsche Bank met in person with the Board of Directors to review with the Board preliminary financial matters and the Company’s proposed sale process plan, including which parties would be contacted and when, the script for the initial contact, and the type of information about Vitesse that would be shared under non-disclosure agreements at various stages in the process.

Commencing on January 5, 2015, in accordance with the directives of the Strategic Advisory Committee, Deutsche Bank contacted strategic parties to solicit their potential interest in acquiring Vitesse. From January through February 2015, 27 potential bidders, including Company A and Company B, which had expressed interest in acquiring Vitesse in early 2013, and Microsemi were contacted. Vitesse executed non-disclosure agreements with 11 parties (including Company A, but excluding Company B which declined to participate), and shared with such parties financial information, forecasts, and other diligence materials relating to the Company.

In January and February 2015, management conducted one or more in-person meetings with 10 of these parties that had requested meetings and were party to a non-disclosure agreement. At these meetings, Vitesse management reviewed Vitesse’s worldwide operations, products, markets, management team, engineering capabilities, financial performance, and synergies specific to each company, and answered questions. Vitesse provided several companies with additional materials to address questions raised in these meetings.

Microsemi initially was advised of the Company’s sale process on January 26, 2015, at a lunch between Mr. Gardner and Mr. Peterson. Mr. Gardner explained that Vitesse had approached numerous strategic parties about their interest in acquiring the Company and invited Microsemi to participate in the Company’s sale process. Mr. Peterson confirmed Microsemi’s interest in a potential acquisition of Vitesse. On February 5, 2015, Microsemi and Vitesse amended their existing non-disclosure agreement, entered into on March 13, 2013 and still in effect, to reinstate and extend the standstill provisions contained therein until March 13, 2015.

On February 5, 2015, Vitesse’s management met in person with Microsemi’s management in Irvine, California to discuss the Company’s business, provide detailed diligence information, and answer questions. Representatives of Deutsche Bank also attended this meeting. At the conclusion of this meeting, Microsemi reaffirmed its interest in acquiring Vitesse and requested additional financial information relating to anticipated synergies of the combined companies, which was provided on February 11, 2015.

On February 10, 2015, the Strategic Advisory Committee met telephonically, with representatives of Stubbs Alderton in attendance, to discuss the status of the Company’s sale process, including which potential acquirors were still involved, the likelihood and expected timing of Microsemi’s submission of a formal indication of interest, and the anticipated effect of such proposal on the Company’s sale process which was ongoing.

Also on February 10, 2015, Microsemi submitted a non-binding proposal to acquire Vitesse for $4.75 per Share in cash and requested exclusivity to negotiate a transaction. Microsemi requested a response from the Company by Friday, February 13, 2015.

On February 11, 2015, in accordance with the directives of the Strategic Advisory Committee, Deutsche Bank contacted representatives of Microsemi regarding Microsemi’s proposal, at which time Microsemi proposed a four-week go-shop period to address Vitesse’s concerns about entering into exclusivity with Microsemi while Vitesse was still engaged in discussions with other interested parties. Later that day, Mr. Peterson exchanged e-mails with Mr. Gardner proposing the go-shop option.

Also on February 11, 2015, Mr. Gardner sent an e-mail to Mr. Litchfield addressing possible product synergies between Vitesse and Microsemi.

On February 12, 2015, the Board of Directors held a telephonic meeting to discuss Microsemi’s proposal, with representatives of Stubbs Alderton and Deutsche Bank in attendance. Deutsche Bank provided the Board with an update on the Company’s sale process, summarizing the status of the process with parties that had signed non-disclosure agreements, including which parties had not yet met with management or received a detailed management presentation and which parties had declined to submit a proposal for Vitesse. Deutsche Bank also discussed with the Board financial aspects of Microsemi’s $4.75 per Share proposal, and Microsemi’s stated rationale as communicated to Deutsche Bank as to why Microsemi believed that its proposal fully valued Vitesse. The Board determined to defer any decision on Microsemi’s proposal for approximately one week, during the pendency of the Company’s sale process. The Board also authorized Deutsche Bank to contact two additional strategic parties that previously had not been approached due to competitive reasons.

On February 13, 2015, Mr. Gardner sent an e-mail to Mr. Peterson to inform him that the Board of Directors would meet on February 18, 2015 to discuss Microsemi’s proposal.

On February 14, 2015, Mr. Peterson responded to Mr. Gardner’s e-mail, at which time Mr. Peterson reaffirmed Microsemi’s interest in acquiring Vitesse but indicated that Microsemi was pursuing another potential acquisition that necessitated a response from Vitesse as soon as possible.

From February 12, 2015 until February 18, 2015, Vitesse continued to meet with other potential acquirors that had signed a non-disclosure agreement and expressed interest in the Company. At the Board’s direction, Deutsche Bank informed these parties that the Company’s sale process was concluding and that such parties should act quickly if they intended to make a proposal. In addition, on February 12, 2015, as authorized by the Board, Deutsche Bank contacted the two strategic parties that previously had not been approached due to competitive reasons, both of which expressed interest in meeting with Vitesse management and signed non-disclosure agreements. One of these parties met with management on February 16, 2015, and the next day informed Deutsche Bank that it would not make a proposal or further participate in the Company’s sale process. The other party was unable to schedule a meeting with management in the near term. No other proposals were received prior to the Board of Directors meeting on February 18, 2015.

On February 18, 2015, the Board of Directors of Vitesse met telephonically to consider the Microsemi proposal, with representatives of Deutsche Bank and Stubbs Alderton in attendance. Deutsche Bank reviewed with the Board financial matters relating to Microsemi’s $4.75 per Share proposal. Deutsche Bank also updated the Board as to the status of the Company’s sale process, indicating that eight parties had stated that they were still considering making a proposal for Vitesse. Stubbs Alderton also reviewed the Board’s fiduciary duties in a change-of-control transaction. After discussion, the Board determined that Microsemi’s proposal undervalued the Company and did not warrant early termination of the Company’s sale process. Mr. Traub was directed to speak with Mr. Peterson to improve Microsemi’s proposal while Deutsche Bank and the management team were directed to continue their efforts in obtaining additional bids from one or more parties still active in the Company’s sale process.

Also on February 18, 2015, Mr. Traub telephoned Mr. Peterson to negotiate a higher price, greater assurance of closing, and exclusivity of less than four weeks. Mr. Traub communicated that Vitesse preferred not to grant exclusivity, but that the Board of Directors might consider granting exclusivity in exchange for a higher Share price. Mr. Peterson responded that Microsemi was prepared to propose a purchase price of $5.18 per Share, a 20-day period of exclusivity to negotiate definitive agreements and a post-signing go-shop period and believed that a transaction could be announced within six weeks. Mr. Traub indicated that he would inform the Board of this latest proposal for its consideration.

Before the Board convened to discuss Microsemi’s improved proposal, Mr. Peterson contacted Mr. Traub twice more on February 18, 2015 to discuss the possibility of a further increase in Microsemi’s proposal to as much as $5.28 per Share and to request that Mr. Traub speak with Mr. Litchfield about the valuation of Vitesse. He also indicated that Microsemi desired to enter into exclusivity immediately.

On February 19, 2015, Mr. Traub responded to Mr. Peterson via e-mail, indicating that Microsemi’s desire for exclusivity would be difficult for the Board of Directors to approve without an increase in consideration above $5.18 per Share. That day, Mr. Litchfield telephoned Mr. Traub to discuss Microsemi’s desire for exclusivity and the possibility of increasing the purchase price.

Later on February 19, 2015, Mr. Peterson and Mr. Traub corresponded via e-mail, confirming Microsemi’s offer price of $5.28 per Share and a 20-day period of exclusivity to negotiate a transaction. Later that evening, Mr. Litchfield delivered to Vitesse a revised indication of interest, dated February 19, 2014, which reflected a cash purchase price of $5.28 per Share, a 20-day period of exclusivity to negotiate definitive agreements, a 21-day post announcement go-shop period, no financing condition, and an anticipated period to announcement of a transaction of six weeks or less.

On February 20, 2015, Mr. Traub sent an e-mail to Mr. Peterson confirming that Vitesse would be convening a meeting of its Board of Directors to discuss and consider Microsemi’s revised proposal.

Also on February 20, 2015, the Board of Directors met telephonically, with representatives of Stubbs Alderton in attendance, to consider Microsemi’s latest proposal. At this meeting, Deutsche Bank provided the Board with an overview of the Company’s sale process since January 5, 2015. Of the 27 parties contacted, four parties in addition to Microsemi were still evaluating whether to make a proposal to acquire Vitesse. Deutsche Bank then reviewed with the Board financial terms and related matters regarding Microsemi’s latest proposal. Thereafter, and after taking into consideration that further delay might cause Microsemi to withdraw its proposal to pursue another potential acquisition, and that Microsemi’s proposal included a 21-day go-shop period, the Board of Directors unanimously approved entering into exclusive negotiations with Microsemi pursuant to the terms of its proposal, subject to certain revisions discussed at the meeting and provided to Microsemi later that same day.

On February 23, 2015, Microsemi provided a revised, signed proposal dated February 23, 2015 reflecting all of the changes requested by Vitesse. Vitesse returned a fully executed copy that same day, and the 21-day exclusivity period commenced.

On February, 24, 2015, Vitesse made available to Microsemi an online data room containing due diligence information and Microsemi commenced due diligence on these documents. Representatives of Microsemi, including certain of Microsemi’s external advisors, continued to conduct due diligence on Vitesse through the date of execution of the Merger Agreement. During the period from February 24, 2015 through March 17, 2015, Microsemi, Vitesse and their respective representatives held numerous due diligence calls, and Vitesse added materials to its online data room on an ongoing basis.

On February 26, 2015, the Compensation Committee approved an extension of the term of change-in-control agreements already in effect for certain employees of Vitesse, which employees do not include Mr. Gardner, Mr. McDermut or Dr. Nuss. The change-in-control agreements were scheduled to expire on May 7, 2015, and the committee resolved to extend the term until February 2016 in part to ensure that the agreements remained in effect through consummation of any transaction resulting from the Company’s sale process.

Also on February 26, 2015, Microsemi sent a due diligence request list for a meeting to be held the following day and, on February 27, 2015, representatives of Microsemi met in person with representatives of Vitesse, together with representatives of Deutsche Bank, in Irvine, CA.

On March 2, 2015, Microsemi’s outside legal counsel, O’Melveny & Meyers LLP (“OMM”), provided to Stubbs Alderton an initial draft of an agreement and plan of merger (the “Merger Agreement”). On March 3, 2015, OMM provided to Stubbs Alderton an initial draft of a tender and support agreement (the “Support Agreement”).

On March 4, 2015, the Strategic Advisory Committee met telephonically, with representatives of Stubbs Alderton and Deutsche Bank in attendance, to discuss the initial drafts of the Merger Agreement and Support Agreement. Later that day, a representative of Stubbs Alderton held a telephonic meeting with a representative of OMM to discuss the initial draft. Following that conversation, Stubbs Alderton provided to OMM a responsive draft of the Merger Agreement.

On March 5, 2015, a strategic party that had signed a non-disclosure agreement with Vitesse during the sale process but was unable to arrange a management meeting due to scheduling conflicts contacted a representative of Deutsche Bank to request additional information about the Company’s sale process and to schedule a meeting with management. On March 6, 2015, in accordance with the Company’s directives, Deutsche Bank informed this party that Vitesse could not engage in discussions at that time, but would inform them if there was any change to that status. Mr. Gardner informed Mr. Peterson of Vitesse’s receipt of this inquiry in accordance with the exclusivity provisions of Microsemi’s proposal.

Also on March 5, 2015, representatives of Stubbs Alderton and OMM spoke by telephone about open issues in the Merger Agreement.

On March 6, 2015, representatives of Vitesse, including Mr. Gardner and Mr. McDermut, together with representatives of Deutsche Bank, spoke by phone with representatives of Microsemi, including Mr. Litchfield and John W. Hohener, Microsemi’s Chief Financial Officer, regarding Microsemi’s proposed financing for the transaction. Microsemi was negotiating a commitment letter (the “Commitment Letter”) with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Financing Sources”) for debt financing for the acquisition of Vitesse. While Microsemi’s obligation to consummate the Offer and the Merger was not conditioned on obtaining financing, Microsemi was negotiating for the right to delay consummation of the Offer and the Merger for an agreed period if the financing were not available.

On March 9, 2015, OMM provided to Stubbs Alderton a revised draft of the Merger Agreement and, on March 10, 2015, OMM provided additional comments to the financing-related terms of the Merger Agreement. On March 10, 2015, representatives of OMM and Stubbs Alderton discussed by telephone the latest draft of the Merger Agreement.

On March 11, 2015, Stubbs Alderton provided to OMM a revised draft of the Merger Agreement and the Support Agreement, the latter of which included comments from Raging Capital Master Fund, Ltd., a proposed party to that agreement. OMM confirmed the following day that the proposed changes to the Support Agreement were acceptable.

Also on March 11, 2015, Mr. Traub met with representatives of Microsemi, including Mr. Peterson, Mr. Litchfield, and Mr. Goren, in Aliso Viejo, California, to discuss the Merger Agreement. At that meeting, the parties reviewed the open issues and proposed solutions. The parties then agreed that because they were close to a resolution of all issues, it was advisable to keep the parties on track by providing a short extension of the exclusivity period. Microsemi’s exclusivity period was scheduled to expire on Sunday, March 15, 2015, and Mr. Peterson requested an extension until March 17, 2015. Following the meeting, David Goren, Senior Vice President Business Affairs, Legal and Compliance of Microsemi, sent a letter to Mr. Gardner proposing to extend the exclusivity period until 11:59 p.m. Pacific Daylight Time on March 17, 2015. Mr. Gardner, on behalf of Vitesse and after consultation with members of the Strategic Advisory Committee, returned a fully executed copy of the extension the following day.

On March 12, 2015, OMM provided to Stubbs Alderton a revised draft of the Merger Agreement, which was discussed by Mr. Goren and representatives of OMM and Stubbs Alderton by telephone later that same day.

Beginning on March 12, 2015, at Microsemi’s request, Vitesse provided access to the online data room to the Financing Sources and their legal representatives, as well as to Microsemi’s financial advisor, RBC Capital Markets, LLC.

From March 13, 2015 through March 16, 2015, there were several calls between Microsemi and Vitesse and their respective advisors regarding the draft Merger Agreement, and after a period of negotiation, Microsemi and Vitesse agreed on all material terms. OMM and Stubbs Alderton continued to exchange drafts of the Merger Agreement during this period.

On March 16, 2015, in a telephone call Mr. Peterson confirmed to Mr. Traub that the Board of Directors of Microsemi, at a meeting held earlier that day, had authorized and approved the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other Transactions.

At 4:30 p.m. Pacific Daylight Time on March 16, 2015, the Strategic Advisory Committee held a telephonic meeting, together with representatives from Vitesse’s management, Stubbs Alderton and Deutsche Bank. At this meeting, a representative of Stubbs Alderton reviewed with the committee the most recent changes to the Merger

Agreement. Deutsche Bank previewed with the committee its preliminary financial analysis of the proposed $5.28 per Share cash consideration that it expected to review with the full Board at the meeting to be held later that same day. After considering, among other things, the factors described below under “The Reasons for the Recommendation,” the Strategic Advisory Committee resolved to recommend to the Board of Directors of Vitesse that the Board approve the Merger Agreement, the Offer, the Merger and the other Transactions.

At 5:00 p.m. Pacific Daylight Time on March 16, 2015, the Board of Directors of Vitesse held a telephonic meeting, together with representatives from Vitesse’s management, Stubbs Alderton and Deutsche Bank. At this meeting, a representative of Stubbs Alderton reviewed the Board’s fiduciary duties, including in connection with a change-of-control transaction. The Stubbs Alderton representative then reviewed the material terms and conditions of the proposed Merger Agreement and the Support Agreement, which had been circulated to the Board in advance of the meeting. Also at this meeting, Deutsche Bank reviewed preliminarily with the Board of Directors its financial analysis of the $5.28 per Share cash consideration and informed the Board that, assuming no material changes in the terms of the Offer and the Merger Agreement or in the information it considered, Deutsche Bank believed it was prepared to deliver to the Board, upon the Board’s request, an opinion as to the fairness, from a financial point of view, of the $5.28 per Share cash consideration to be received by holders of Shares (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Merger Agreement. The Board of Directors of Vitesse further discussed the terms and conditions of the proposed Merger with Microsemi. The chairman of the Strategic Advisory Committee then communicated the committee’s recommendation that the Board approve the Merger Agreement, the Offer, the Merger and the other Transactions.

After considering, among other things, the factors described below under “The Reasons for the Recommendation” and the Strategic Advisory Committee’s recommendations, and resolution of any outstanding items, the Board of Directors unanimously authorized, approved and declared advisable the execution, delivery and performance of the Merger Agreement, the Offer, the Merger and the other Transactions, and resolved to recommend that the stockholders of Vitesse tender their Shares pursuant to the Offer, and if necessary, adopt the Merger Agreement and approve the Merger, in all cases conditioned on no substantive changes to the Merger Agreement, the Offer, the Merger and the other Transactions and delivery by Deutsche Bank, at the Board’s request, of a favorable opinion regarding the fairness, from a financial point of view, of the $5.28 per Share cash consideration to be received by holders of Shares (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Merger Agreement.

Immediately following the Board of Directors meeting, the compensation committee of the Board convened to discuss, among other things, the acceleration of vesting of restricted stock units held by non-employee directors effective immediately prior to the Merger, and the treatment of equity awards under the Merger Agreement (collectively, the “Compensatory Arrangements”). After review and consideration, the compensation committee of the Board approved the Compensatory Arrangements and approved the same under the SEC’s Rule 14d-10 “safe harbor” under the all-holders, best-price rule.

Also on March 16, 2015, OMM delivered to Stubbs Alderton a substantially final draft of the Commitment Letter that had been negotiated with the Financing Sources and their representatives, and Stubbs Alderton provided comments to the Commitment Letter on March 17, 2015.

During the period from March 15, 2015 through March 17, 2015, representatives of the parties and their respective legal advisors continued to work on the disclosure schedule to the Merger Agreement and discussed by telephone Microsemi’s remaining due diligence inquiries. OMM and Stubbs Alderton exchanged multiple drafts of the disclosure schedule. Microsemi’s due diligence inquiries were resolved to the parties’ satisfaction on March 17, 2015, and the disclosure schedule was finalized that day prior to execution of the Merger Agreement.

On March 17, 2015, OMM provided to Stubbs Alderton execution copies of the Merger Agreement and the Support Agreement, which did not contain any substantive changes to the draft agreements approved by Board on March 16, 2015, and the executed Commitment Letter, following which, at the request of Stubbs Alderton, acting on behalf of the Board of Directors, Deutsche Bank delivered to the Board its financial analysis of the $5.28 per Share cash consideration provided for in the Merger Agreement and written opinion dated, March 17, 2015, to the effect that, as of the date of its opinion and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $5.28 per Share cash consideration to be received by holders of Shares (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Also on March 17, 2015, Microsemi, Purchaser and Vitesse executed the Merger Agreement, and Microsemi, Purchaser, the directors of Vitesse and Raging Capital Master Fund, Ltd. executed the Support Agreement.

On the morning of March 18, 2015, both Microsemi and Vitesse issued a joint press release announcing the proposed transaction.

Following announcement of the transaction, Vitesse commenced a go-shop process, with Deutsche Bank’s assistance. The go-shop period will continue through April 7, 2015 under the terms of the Merger Agreement.

Reasons for Recommendation

On March 16, 2015, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of the Company and holders of the Company’s Shares; (ii) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL; (iii) adopted the Merger Agreement and the Transactions in accordance with the DGCL; (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and (v) resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer.

In evaluating the Merger Agreement and the Transactions, the Board of Directors of Vitesse consulted with Vitesse’s management and legal and financial advisors and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to Vitesse’s stockholders, the Board of Directors relied upon and considered numerous factors, including the following, each of which is supportive of its determination and recommendation:

•	the Board of Directors’ knowledge of Vitesse’s business, assets, financial condition, results of operations and prospects (and the risks of achieving those prospects);

•	Vitesse’s historical and current financial performance and results of operations, Vitesse’s prospects and long-term strategy, its competitive position in the industry in which it operates and general economic and stock market conditions;

•	the Offer Price will be paid in cash providing certainty, immediate value and liquidity to Vitesse’s stockholders;

•	the historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the $5.28 per Share Offer Price to be paid for each Share represents approximately a 36.4% premium to the closing price of $3.87 per Share on March 16, 2015, the last full trading day before the Transactions were approved by the Board of Directors of Vitesse, a 30.2% premium to the 20 trading day volume weighted average stock price, a 33.2% premium to the 60 trading day volume weighted average stock price, a 42.8% premium to the 120 trading day volume weighted average stock price, a 51.1% premium to the 180 trading day volume weighted average stock price and a 15.0% premium to the Company’s 52-week high closing stock price of $4.59 per Share;

•

the Board of Directors’ belief, after a review of potential strategic alternatives and discussions with Vitesse’s management and advisors, that the $5.28 per Share Offer Price is more favorable to the stockholders of Vitesse than the potential value that might have resulted from other strategic opportunities potentially available to Vitesse, including remaining as a standalone company or pursuing a business combination transaction with another party;

•	the Board of Directors’ belief that as a result of arm’s-length negotiations with Microsemi, Vitesse and its representatives had negotiated the highest price per Share that Microsemi was willing to pay for Vitesse and that the terms of the Merger Agreement include the most favorable terms to Vitesse in the aggregate to which Microsemi was willing to agree;

•	the Board of Directors’ belief that the Offer and the second-step Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition or any condition requiring third party consents, the obligation of Microsemi to consummate the Offer notwithstanding Microsemi’s inability to obtain the financing contemplated by the Merger Agreement, the proposed financing structure by Microsemi and the Purchaser for the Offer and the remedies that are available to Vitesse under the Merger Agreement in the event of Microsemi’s failure to consummate the Transactions due to its inability to obtain financing;

•	Microsemi’s ability to close the second-step Merger without a vote of stockholders pursuant to Section 251(h) of the Delaware General Corporation Law;

•	the Board of Directors’ belief that the business reputation of Microsemi and its management and the substantial financial resources of Microsemi and, by extension, Purchaser, supported the conclusion that a transaction with Microsemi and Purchaser could be completed relatively quickly and in an orderly manner;

•	the Board of Directors’ assessment of Vitesse’s prospects for substantially increasing stockholder value as a standalone company above $5.28 per Share, including its consideration of the following factors:

•	the inherent risk of material degradation of Vitesse’s end markets, which have been volatile over the last several years, and specifically over the last several quarters;

•	the risk of delay or interruption in anticipated revenue growth from new customers, which could be impacted by multiple factors, such as market timing, technical problems, qualification delays and other factors not directly controlled by Vitesse;

•	the risk of delay in new product revenue growth due to un-foreseen technical challenges with Vitesse’s products, including deployments of new hardware and software products required by the marketplace;

•	the introduction of superior products by competing firms, many of whom are substantially larger and better capitalized than Vitesse; and

•	the potential for further requirements for cash to fund operations which may require restructuring of existing debt, incurring additional debt, or issuing additional equity that may be dilutive to existing stockholders.

•	the Board of Directors’ belief that Vitesse had engaged in a reasonable process to obtain the best available value for stockholders, including by creating an opportunity both before execution of the Merger Agreement during the sale process and following execution of the Merger Agreement during the “go-shop” period, for other potentially interested parties to negotiate a transaction with Vitesse;

•	the fact that the Offer is structured as an all-cash Offer, which can be completed, and cash consideration can be delivered to Vitesse’s stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•	the fact that if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration date of the Offer, the Merger Agreement provides that Purchaser will be required to extend the Offer for successive extension periods of up to ten (10) business days but not beyond July 17, 2015;

•	the opinion of Deutsche Bank, dated March 17, 2015, to the Vitesse Board of Directors as to the fairness, from a financial point of view and as of such date, of the $5.28 per Share cash consideration to be received by holders of Shares (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions, limitations, qualifications and conditions described in such opinion as more fully described under the caption “Opinion of Vitesse’s Financial Advisor.” Deutsche Bank’s opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.

•	the terms and conditions of the Merger Agreement, including the following factors:

•	the level of effort that Microsemi and Purchaser must use under the terms of the Merger Agreement to obtain the proceeds of the financing contemplated by the Merger Agreement on the terms and conditions described in the Commitment Letter, dated March 17, 2015, between Microsemi, Purchaser, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Commitment Letter”), the belief that the Commitment Letter represents a strong commitment on the part of the parties to the Commitment Letter, and Microsemi’s obligation to consummate the Offer and the Merger even if it is unable to obtain such financing;

•	the limited nature of the conditions to Microsemi’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the nature of the representations, warranties and covenants of the parties, which are customary for a transaction of this type;

•	the inclusion of a “go-shop” provision that allows Vitesse to actively seek, discuss and negotiate an alternative transaction with a third party for 21 days after the execution of the Merger Agreement;

•	the ability for any party to approach Vitesse if such party is potentially interested in making an unsolicited acquisition proposal, including after expiration of the “go-shop” period, subject to the terms and conditions of the Merger Agreement;

•	the ability of the Board of Directors of Vitesse under the Merger Agreement to withdraw or modify its recommendation that Vitesse’s stockholders accept the Offer and tender their Shares in response to certain unknown intervening events, after giving Microsemi advance notice and a right to meet and negotiate changes to the Merger Agreement so that the change in recommendation is no longer necessary;

•	the ability of the Board of Directors of Vitesse under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares in connection with an alternative offer that the Board concludes in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a superior proposal, and the Company’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, in both cases after giving Microsemi three business days’ notice and providing a “matching right” prior to withdrawing or modifying its recommendation and subject to payment of a termination fee;

•

the conclusion of the Board of Directors of Vitesse that (i) the termination fee of $6.8 million (approximately 1.75% of the equity value of the transaction) which is payable by Vitesse if (A) Vitesse enters into a definitive agreement with respect to a superior proposal with certain parties identified during the “go-shop” period (an “Excluded Party”) prior to the date that is three business days prior to the initial expiration of the Offer or (B) the Merger Agreement is terminated by Microsemi in a circumstance in which the event giving rise to the right of termination occurred prior to the date that is three business days prior to the initial expiration of the Offer and is based on the submission of an acquisition proposal by an Excluded Party, and (ii) the termination fee of $13.6 million (approximately 3.5% of the equity value of the transaction) which is payable by Vitesse in certain other circumstances described in the Merger Agreement, are reasonable in light of the benefit of the Offer and the other transactions;

•	the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Purchaser to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if a majority of the outstanding Shares are tendered in the Offer;

•	the fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	the terms of the Tender and Support Agreement entered into by the directors of the Company and their affiliates, including Raging Capital Master Fund, Ltd., which would not preclude Vitesse from accepting a superior proposal because such support agreement would terminate upon termination of the Merger Agreement; and

•	the availability of statutory appraisal rights to Vitesse’s stockholders who do not tender their Shares in the Offer and comply with applicable statutory procedures under the DGCL.

The Board of Directors of Vitesse also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	that Vitesse will no longer exist as an independent company and that Vitesse’s stockholders will not participate in any future growth of Vitesse as an independent company or in any synergies with Microsemi resulting from the Transactions, including any potential future benefit from the continued development and commercialization of Vitesse’s new products;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Vitesse’s operations, employees, distributors, collaboration partners and suppliers, including Vitesse’s ability to retain employees;

•	that, if the Offer and the other transactions are not consummated in a timely manner or at all:

•	the trading price of Shares would be adversely affected;

•	Vitesse will have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	Vitesse may have lost potential business partners and employees after announcement of the Offer;

•	Vitesse’s business may be subject to significant disruption; and

•	Vitesse’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions;

•	the Board of Director’s decision to terminate the sales process prior to its completion to enter into exclusive negotiations with Microsemi;

•	the restrictions in the Merger Agreement that prohibit Vitesse from soliciting or initiating discussions with third parties regarding a competing offer for the company after expiration of the “go-shop” period, and place certain constraints on Vitesse’s ability to respond to such proposals both during and after the “go-shop” period, subject to the fulfillment of certain fiduciary duties of the Board;

•	the termination fee payable to Purchaser upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for Vitesse that might be more advantageous to Vitesse’s stockholders, and the impact of the termination fee on Vitesse’s ability to engage in certain other transactions for 12 months from the date on which the Merger Agreement is terminated in certain circumstances;

•	that the gain realized by Vitesse’ stockholders as a result of the Offer and the second-step Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Vitesse’s business prior to the consummation of the Merger, which may delay or prevent Vitesse from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

The Board of Directors of Vitesse concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the Board of Directors’ reasons for its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Board of Directors in consideration of its recommendation. In view of the wide variety of factors considered by the Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of the Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Board of Directors considered the interests of executive officers and directors of Vitesse as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Supporting Stockholders have entered into the Tender and Support Agreement, pursuant to which each has agreed, in their capacity as a stockholder of the Company, to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Tender and Support Agreement will terminate in the event the Merger Agreement is terminated and in certain other circumstances. Excluding RSUs (whether or not subject to vesting within 60 days of March 27, 2015) and Options (whether or not exercisable within 60 days of March 27, 2015), 15,330,639 Shares of the Company’s outstanding common stock, representing approximately 22.1% of the Shares outstanding as of March 27, 2015, were subject to the Tender and Support Agreement.

Certain Financial Projections

Vitesse does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance or results of operations given the inherent unpredictability of underlying assumptions and projections. However, management prepares and updates periodically long-range financial projections for use by management and the Board in evaluating Vitesse’s operations and potential strategic alternatives. In the Company’s first fiscal quarter of 2015, management updated its long-range financial projections for the fiscal years ended September 30, 2015 through September 30, 2018 and also evaluated the Company’s projected financial performance for the fiscal year ended September 30, 2019 and calendar year ended December 31, 2019 (referred to herein, as the “Projections”). A summary of the Projections prepared in connection with the evaluation of the Transactions and the Offer Price was provided to or reviewed with the Board, and also was provided to or reviewed with Vitesse’s financial advisor for use in connection with its financial analyses and opinion described under “Item 4. The Solicitation or Recommendation – Opinion of the Company’s Financial Advisor.”

The summary of the financial projections set forth below is included solely to give Vitesse’s stockholders access to a selection of the financial projections that were developed by Vitesse’s management, portions of which were considered by Vitesse’s Board of Directors, and is not included in this Schedule 14D-9 in order to influence any stockholder of Vitesse to decide to tender Shares or for any other purpose, including whether or not to seek appraisal rights with respect to Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”) and free cash flow. This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies. Neither Vitesse’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from projected results, including, but not limited to: the Company’s identification of feasible new product initiatives, management of R&D efforts and the resulting successful development of new products and product platforms; the acceptance by customers of the Company’s products; the Company’s reliance on key suppliers; rapid technological change in the industries in which the Company operates; and competitive factors, including pricing pressures and the introduction by others of new products with similar or better functionality than the Company’s products and the other factors described in “Item 1A. Risk Factors” in Vitesse’s Annual Report on Form 10-K for the year ended September 30, 2014. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the selected financial projections should not be regarded as an indication that Vitesse or its advisors or other representatives then considered, or now considers, such selected financial projections to be material information of Vitesse or necessarily predictive of actual future events, and this information should not be relied upon as such. Vitesse views the selected financial projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of Vitesse, Microsemi, Purchaser, or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the projections.

The selected financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Vitesse contained in Vitesse’s public filings with the SEC. The selected financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the selected financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the selected financial projections included in this Schedule 14D-9.

Projections

The tables below present consolidated selected financial information for the fiscal years ending September 30, 2015 through 2019 and calendar year ended December 31, 2014 that was included in the Projections.

	For Fiscal Year Ending September 30,					For Calendar Year Ending December 31, 2019E
($ in millions)	2015E	2016E	2017E	2018E	2019E
Revenue	$112	$143	$187	$226	$268	$273
Operating Income	(4)	14	37	53	74	75
Adjusted EBITDA	4	22	45	60	83	84
Net Income (Loss)	(7)	12	37	43	44	45
Free cash flow	(5)	17	42	49	51	51

Reconciliation of Adjusted EBITDA to Net Income (Loss)

	For Fiscal Year Ending September 30,					For Calendar Year Ending December 31, 2019E
($ in millions)	2015E	2016E	2017E	2018E	2019E
Net Income (Loss)	$(7)	$12	$37	$43	$44	$45
Add: Provision for Income taxes	—	—	—	9	30	30
Add: Interest Expense	2	2	—	—	—	—
Add: Depreciation and Amortization Expense	2	2	2	2	2	2
Add: Stock-Based Compensation	7	6	6	6	7	7

Adjusted EBITDA	$4	$22	$45	$60	$83	$84

Reconciliation of Free Cash Flow to Net Cash Provided By (Used In) Operating Activities

	For Fiscal Year Ending September 30,					For Calendar Year Ending December 31, 2019E
($ in millions)	2015E	2016E	2017E	2018E	2019E
Net Cash Provided By (Used In) Operating Activities	$(2)	$18	$44	$51	$53	$53
Less: Capital Expenditures and Other	(3)	(1)	(2)	(2)	(2)	(2)

Free Cash Flow	$(5)	$17	$42	$49	$51	$51

Opinion of Vitesse’s Financial Advisor

Deutsche Bank has acted as financial advisor to Vitesse in connection with the Offer and the Merger. On March 17, 2015, in connection with the execution of the Merger Agreement, Deutsche Bank delivered to the Vitesse Board of Directors an opinion, dated March 17, 2015, to the effect that, as of such date and based on and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the $5.28 per Share cash consideration to be received by holders of Shares (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Deutsche Bank’s written opinion, dated March 17, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the Vitesse Board of Directors in connection with and for purposes of its evaluation of the transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision of Vitesse to engage in the transaction or the relative merits of the transaction as compared to any alternative transactions or business strategies. Deutsche Bank’s opinion is not a recommendation as to whether or not any holder of Shares should tender Shares pursuant to the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.

In connection with Deutsche Bank’s role as financial advisor to Vitesse, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning Vitesse, and certain internal analyses, financial forecasts and other information relating to Vitesse prepared or provided by the management of Vitesse. Deutsche Bank also held discussions with certain senior officers of Vitesse regarding the business and prospects of Vitesse. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Shares;

•	compared certain financial and stock market information for Vitesse with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;

•	reviewed a draft, dated March 17, 2015, of the Merger Agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Vitesse or any other entity, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Vitesse Board of Directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Vitesse or any other entity nor did Deutsche Bank evaluate the solvency or fair value of Vitesse or any other entity under any laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the Vitesse Board of Directors, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Vitesse as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Vitesse Board of Directors, that, in all respects material to its analysis, the transaction would be consummated in accordance with the terms of the Merger Agreement and all applicable laws and other requirements without any waiver, modification or amendment of any term, condition or agreement. Deutsche Bank also assumed, with the knowledge and permission of the Vitesse Board of Directors, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by Vitesse and its other advisors with respect to such issues. Representatives of Vitesse informed Deutsche Bank, and Deutsche

Bank further assumed, with the knowledge and permission of the Vitesse Board of Directors, that the final terms of the Merger Agreement would not differ materially from the terms set forth in the draft of the Merger Agreement that Deutsche Bank reviewed.

Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Vitesse Board of Directors in connection with and for the purpose of its evaluation of the transaction. Deutsche Bank’s opinion was limited to the fairness of the $5.28 per Share consideration, from a financial point of view, to holders of Shares (other than Microsemi, Purchaser and their respective affiliates) as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the transaction or the Merger Agreement nor did it address any terms, aspects or implications of any support agreement or other arrangement or agreement entered into in connection with or contemplated by the transaction. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Vitesse, nor did it address the fairness of the contemplated benefits of the transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Vitesse to engage in the transaction or the relative merits of the transaction as compared to any alternative transactions or business strategies nor did Deutsche Bank express any opinion, and its opinion does not constitute a recommendation, as to whether or not any holder of Shares should tender Shares pursuant to the Offer or how any holder of Shares should vote or act with respect to the transaction or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of Vitesse or other parties to the transaction, or any class of such persons, in connection with the transaction relative to the consideration payable in the transaction or otherwise.

The following is a summary of the material financial analyses that were contained in Deutsche Bank’s presentation to the Vitesse Board of Directors on March 17, 2015 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data on or before March 16, 2015, the last trading day prior to delivery of Deutsche Bank’s opinion to the Vitesse Board of Directors, and is not necessarily indicative of current market conditions.

Selected Public Companies Analysis

Deutsche Bank reviewed and compared certain financial information and metrics for Vitesse with corresponding financial information and metrics for the following 16 selected public companies which Deutsche Bank in its professional judgment considered generally relevant for comparative purposes with Vitesse as publicly traded communications-focused semiconductor companies, referred to as the selected companies:

• Applied Micro Circuits Corporation	• M/A-COM Technology Solutions Holdings, Inc.

• Broadcom Corporation	• Marvell Technology Group Ltd.

• Cavium, Inc.	• Mellanox Technologies, Ltd.

• Exar Corporation	• Micrel, Incorporated

• EZchip Semiconductor Ltd.	• Microsemi Corporation

• Inphi Corporation	• PMC-Sierra, Inc.

• Integrated Device Technology, Inc.	• Semtech Corporation

• Intel Corporation	• Silicon Laboratories Inc.

The analysis of selected public companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Financial information and metrics reviewed included, among other things: (i) ratios of enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus total debt (excluding in-the-money convertible debt) and minority interests less cash and cash equivalents, to revenue for calendar year 2015 and calendar year 2016 and (ii) ratios of closing stock prices per share (as of March 16, 2015) to earnings per share, referred to as EPS, for calendar year 2015 and calendar year 2016. In calculating trading multiples for the selected companies, Deutsche Bank used publicly available information, including certain financial estimates reported by selected equity research analysts. Multiples that were negative or above 30x were considered not meaningful. The overall range of implied estimated revenue multiples observed for the selected companies for calendar year 2015 and calendar year 2016 were 1.7x to 9.1x (with a median of 3.0x) and 1.6x to 7.4x (with a median of 2.8x), respectively. The overall range of implied estimated EPS multiples observed for the selected companies for calendar year 2015 and calendar year 2016 were 12.0x to 23.0x (with a median of 18.2x) and 10.7x to 29.2x (with a median of 14.8x), respectively.

Deutsche Bank then applied a selected range of calendar year 2015 and calendar year 2016 estimated revenue multiples derived from the selected companies of 2.0x to 3.5x and 2.0x to 3.0x, respectively, and a selected range of calendar year 2016 estimated EPS multiples (Vitesse was projected by Vitesse management to have de minimus positive earnings in calendar year 2015) derived from the selected companies of 14.0x to 18.0x to corresponding metrics of Vitesse based on internal forecasts and estimates of Vitesse management. This analysis indicated the following implied equity value per Share reference ranges for Vitesse, as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Range Based on Calendar Years 2015 and 2016 Revenue		Implied Equity Value Per Share Reference Range Based on Calendar Year 2016 EPS	Per Share Consideration
CY 2015	CY2016
$3.48-$5.87	$4.35-$6.37	$4.63 - $5.96	$5.28

Selected Precedent Transactions Analysis

Deutsche Bank reviewed certain publicly available financial information and metrics relating to the following 23 selected transactions announced from January 1, 2006 to March 16, 2015 which Deutsche Bank in its professional judgment considered generally relevant for comparative purposes as transactions involving communications-focused semiconductor companies, referred to as the selected transactions:

Acquiror	Target

• Atheros Communications, Inc.	• Intellon Corporation

• Avago Technologies Limited	• PLX Technology, Inc.

• Broadcom Corporation	• BroadLight, Inc.

• Broadcom Corporation	• Teknovus, Inc.

• Cortina Systems, Inc.	• Intel Corporation (Optical-Networking Components Business)

• Exar Corporation	• Integrated Memory Logic Limited

• Golden Gate Capital	• Infineon Technologies AG (Wireline Business)

• Inphi Corporation	• Cortina Systems, Inc.

• Intel Corporation	• Avago Technologies Limited (Axxia Networking Business)

• Lattice Semiconductor Corporation	• Silicon Image, Inc.

• M/A-COM Technology Solutions Holdings, Inc.	• Mindspeed Technologies, Inc.

• Maxim Integrated Products, Inc.	• Phyworks Ltd.

• MaxLinear, Inc.	• Entropic Communications, Inc.

• Mellanox Technologies, Ltd.	• Kotura, Inc.

• Mellanox Technologies, Ltd.	• Voltaire Ltd.

• Microchip Technology Incorporated	• ISSC Technologies Corporation

• Microchip Technology Incorporated	• Standard Microsystems Corporation

• Microsemi Corporation	• Actel Corporation

• Microsemi Corporation	• Zarlink Semiconductor Inc.

• NetLogic Microsystems, Inc.	• RMI Corporation

• PMC-Sierra, Inc.	• Wintegra, Inc.

• Semtech Corporation	• Gennum Corporation

• Sigma Designs, Inc.	• CopperGate Communications Ltd.

The analysis of selected precedent transactions was not simply mathematical; rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operational characteristics of the target companies involved in the selected precedent transactions and other factors that could affect the acquisition value of such companies.

For each of the selected transactions, Deutsche Bank calculated the target company’s enterprise value as a multiple of revenue for both the latest 12-month period prior to announcement of the relevant selected transaction and the immediately succeeding 12-month period subsequent to announcement of the relevant selected transaction. The overall latest 12 months revenue and next 12 months estimated revenue multiples observed for the selected transactions for which information was publicly available were 0.6x to 6.7x (with a median of 2.4x) and 0.6x to 3.9x (with a median of 2.1x), respectively. Deutsche Bank then applied a selected range of latest 12 months revenue and next 12 months estimated revenue multiples derived from the selected transactions of 2.0x to 4.0x and 1.8x to 3.0x, respectively, to the latest 12 months revenue (calendar year 2014) and next 12 months estimated revenue (calendar year 2015) of Vitesse, respectively, based on Vitesse’s public filings and internal forecasts and estimates of Vitesse management. This analysis indicated implied equity value per Share reference ranges for Vitesse as follows as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Ranges		Per Share Consideration
Latest 12 Months	Next 12 Months
$3.12 - $5.96	$3.16 - $5.08	$5.28

Discounted Cash Flow Analysis

Deutsche Bank performed an illustrative discounted unlevered free cash flow analysis of Vitesse by calculating the standalone unlevered, after-tax free cash flows that Vitesse was forecasted to generate during the calendar years ended December 31, 2015 through December 31, 2019 based on internal forecasts and estimates of Vitesse management. For purposes of this analysis, (i) the potential U.S. federal income tax savings expected by the management of Vitesse to be realized by Vitesse from the utilization of net operating loss carryforwards was taken into account and (ii) stock-based compensation was treated as a cash expense. The implied terminal value of Vitesse was derived by applying to Vitesse’s unlevered free cash flows for the calendar year ended December 31, 2019 a selected perpetuity growth rate range of 2% to 4%. Present values (as of December 31, 2014) of the cash flows and terminal values were calculated using a discount rate range of 13% to 17%. This analysis indicated the following implied equity value per Share reference range for Vitesse, as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Range	Per Share Consideration
$3.50 - $5.61	$5.28

Premiums Paid Analysis

Deutsche Bank reviewed the premiums paid in 299 U.S. selected change-of-control transactions and 26 selected change-of-control transactions involving publicly traded semiconductor companies announced from January 1, 2011 to March 16, 2015 with transaction values ranging from approximately $100 million to $1.0 billion based on closing stock prices of the target companies involved in such transactions one day and one month, and based on the high closing stock prices of such target companies during the 52-week period, prior to public announcement of the relevant transaction. Negative premiums and premiums above 200% were considered not meaningful. The overall implied 25th percentile to 75th percentile premiums during such one day, one month and 52-week periods observed for these transactions ranged from (i) for the U.S. selected transactions, approximately 16% to 47% (with a median of 29%), 18% to 52% (with a median of 34%) and (10%) to 20% (with a median of 4%), respectively, and (ii) for the selected semiconductor transactions, approximately 23% to 57% (with a median of 38%), 23% to 58% (with a median of 43%) and (13%) to 9% (with a median of 2%), respectively. Deutsche Bank then applied selected ranges of premiums derived from these transactions of 20% to 40% to Vitesse’s closing stock price on March 16, 2015 of $3.87 per Share and (10%) to 20% to Vitesse’s high closing stock price during the 52-week period ended March 16, 2015 of $4.59 per Share. This analysis indicated the following implied equity value per Share reference ranges for Vitesse, as compared to the per Share consideration in the transaction:

Implied Equity Value Per Share Reference Range Based On:		Per Share Consideration
20% - 40% Premium	(10%) - 20% Premium
$4.64-$5.42	$4.13-$5.51	$5.28

Additional Information

Deutsche Bank observed certain additional information that was not considered part of Deutsche Bank’s financial analysis with respect to its opinion but was noted for informational purposes, including the following:

•	the historical trading performance of the Shares over various periods, including one-month and 12-month periods ended March 16, 2015, which indicated low to high stock prices for the Shares during such periods of approximately $3.71 to $4.25 per Share and $2.76 to $4.59 per Share, respectively; and

•	publicly available one-year forward Wall Street research analysts’ stock price targets for the Shares as of March 16, 2015, which on an undiscounted basis, were $4.50 to $6.00 per Share (with a median of $5.00 per Share) and, on a discounted basis (discounted one year using a 15% cost of equity), were approximately $3.91 to $5.22 per Share.

General

The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Vitesse Board of Directors as to the fairness, from a financial point of view, to holders of Shares (other than Microsemi, Purchaser and their respective affiliates) of the consideration payable in the transaction as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of Vitesse with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or Vitesse. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Since such analyses are inherently subject to uncertainty, based upon numerous factors or events beyond the control of Vitesse or its advisors, future results or actual values may differ materially from such estimates, forecasts or assumptions.

The terms of the transaction, including the consideration, were determined through arm’s-length negotiations between Vitesse and Parent and were approved by the Vitesse Board of Directors. Although Deutsche Bank provided advice to the Vitesse Board of Directors during the course of these negotiations, the decision to enter into the transaction was solely that of the Vitesse Board of Directors. The opinion and presentation of Deutsche Bank to the Vitesse Board of Directors were only one of a number of factors taken into consideration by the Vitesse Board of Directors in evaluating the transaction.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which together with its affiliates is referred to as the “DB Group.” Although the DB Group during the two-year period prior to the date of Deutsche Bank’s opinion had not provided investment banking, commercial banking (including extension of credit) or other financial services unrelated to the transaction to Vitesse or Microsemi for which it received, or expected to receive, compensation, the DB Group may provide such services to Vitesse, Microsemi or their respective affiliates in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Vitesse, Microsemi and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

For a description of the terms of Deutsche Bank’s engagement as Vitesse’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Vitesse selected Deutsche Bank as its financial advisor in connection with the Offer and the Merger based on Deutsche Bank’s qualifications, experience and reputation in mergers and acquisitions. Vitesse has agreed to pay Deutsche Bank an aggregate fee, currently estimated to be approximately $6.1 million, for its services as financial advisor to Vitesse in connection with the transaction, of which a portion became payable upon delivery of Deutsche Bank’s opinion (or would have become payable if Deutsche Bank had advised the Vitesse Board of Directors that it was unable to render an opinion) and approximately $5.3 million of which is contingent upon consummation of the Offer. Deutsche Bank will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Deutsche Bank and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with Deutsche Bank’s engagement.

As compensation for financial advisory services provided by Needham & Company, LLC (“Needham”) to the Company, Vitesse has agreed to pay Needham an aggregate fee, currently estimated to be approximately $4.1 million, which payment is contingent upon consummation of the Offer. Subject to certain limitations, Needham will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Needham and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with Needham’s engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than pursuant to the Tender and Support Agreement and as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Matthew B. Frey	03/07/15	4,667	—	Company RSU vest
Christopher R. Gardner	03/07/15	45,500	—	Company RSU vest
Martin S. McDermut	03/07/15	20,625	—	Company RSU vest
Martin C. Nuss	03/07/15	12,000	—	Company RSU vest
Kenneth H. Traub	03/07/15	4,667	—	Company RSU vest

Christopher R. Gardner	2/26/2015	180,000	4.15	Grant of Stock Options
Martin S. McDermut	2/26/2015	55,000	4.15	Grant of Stock Options
Martin C. Nuss	2/26/2015	60,000	4.15	Grant of Stock Options

Martin C. Nuss	1/30/2015	963	2.50	Purchase of ESPP shares

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Notwithstanding the foregoing, during the period beginning on March 17, 2015 and ending on the earlier of the completion of the Offer or April 7, 2015 (such date and time, the “No-Shop Period Start Date”), the Company and its representatives have the right to (i) initiate, solicit and encourage, whether publicly or otherwise, alternative business combination transactions; and (ii) enter into and maintain discussions or negotiations with respect to such transactions or otherwise cooperate with or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations in relation to alternative business combination transactions. Beginning on the No-Shop Period Start Date and ending on the earlier of the Effective Time or the termination of the Merger Agreement, the Company will be generally prohibited from engaging in the activities described in this paragraph, subject to certain exceptions set forth in the Merger Agreement. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives a proposal in relation to an alternative business combination transaction. The information set forth in Section 11 of the Offer to Purchase under the heading “Solicitation of Transactions” is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION

Vote Required to Approve the Merger

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Microsemi and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own.

Neither Microsemi nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Vitesse stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Vitesse stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Vitesse at Vitesse Semiconductor Corporation, 4721 Calle Carga, Camarillo, California 93012, Attention: Office of General Counsel, a written demand for appraisal of the Company’s Shares held, which demand must reasonably inform Vitesse of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender their Shares in the offer; and

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 days after a written request therefor has been received by the surviving corporation or (b) within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Offer Price or the merger consideration payable in the Merger (which is equivalent to the Offer Price). In determining “fair value”, the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the merger consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the merger consideration.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period, which began when Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on March 23, 2015, unless the FTC and Antitrust Division grant early termination of such waiting period. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division on March 31, 2015, within ten days after Parent’s filing on March 23, 2015 of its Premerger Notification and Report Form. The required waiting period with respect respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about April 7, 2015, unless the FTC and Antitrust Division grant early termination of the waiting period, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one (1) extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Company Shares in the Offer and the Merger. At any time before or after the purchase of Company Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable if it believes the transaction will substantially lessen competition, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Microsemi’s or Purchaser’s acquisition or ownership of the Shares.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended September 30, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, Vitesse is required to provide information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The table below assumes that the closing of the Offer and the Merger occurs on April 27, 2015, and the employment of each named executive officer of the Company ceases as a result of termination by the Company without cause or termination by the applicable named executive officer for good reason on that date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors and Affiliates – Employment Agreements” and “– Summary of Potential Payments Upon Change-in-Control,” and is incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by the Company’s named executive officers may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)(4)	Total ($)
Christopher R. Gardner	1,406,580	1,658,940	—	46,914	—	788,000	3,900,434
Martin S. McDermut	575,843	595,875	—	20,729	—	—	1,192,447
Dr. Martin C. Nuss	375,645	452,213	—	12,425	—	—	840,283

(1)	Represents base salary and bonus cash severance payments for each named executive officer, which are described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between the Company and its Executive Officers, Directors and Affiliates – Employment Agreements” and “– Summary of Potential Payments Upon Change-in-Control.”

(2)	Represents (i) the aggregate Option Spread Value with respect to the portion of the outstanding Options that are unvested as of the Effective Time with an exercise price below the Offer Price and (ii) the aggregate RSU Payment Value with respect to the portion of the outstanding RSUs that are unvested as of the Effective Time, where RSU Payment Value means an amount in cash equal to the Offer Price multiplied by the number of Shares underlying the unvested RSUs. All amounts were calculated assuming a stock price equal to the Offer Price.

(3)

Represents the aggregate amount of all premiums payable for the continuing of the named executive officer’s health benefits for the applicable severance period, based on the amounts of such premiums at

March 27, 2015. These amounts also assume that the premiums payable for continuation of the named executive officer’s health and welfare benefits remain unchanged from their levels in effect on the date of this Schedule 14D-9.

(4)	Represents 12 months of mandatory payments to Mr. Gardner for consulting services following a change in control.

Legal Proceedings

On March 23, 2015, the members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Jefferson Mattox v. Christopher Gardner. et al., Case Number 10828 (which we refer to as the “Mattox Action”). The Mattox Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent allegedly aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the Transaction is unfair and inadequate. The Mattox Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission or rescissory damages to the extent such transactions are consummated and attorneys’ fees and costs.

On March 27, 2015, the Company, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned George Gowan v. Vitesse Semiconductor Corp. et al., Case Number 10841 (the “Gowan Action”). The Gowan Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, including by agreeing to unreasonable deal protection measures, (ii) the Company, Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Gowan Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

On March 30, 2015, members of the Company’s Board of Directors, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware, and captioned Bernard McGoey v. Christopher Gardner et al., Case Number 10853 (the “McGoey Action” and, collectively with the Mattox Action and the Gowan Action, the “Lawsuits”). The McGoey Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company’s Board of Directors breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The McGoey Action seeks, among other relief, to enjoin defendants from consummating the transactions contemplated by the Merger Agreement, rescission and rescissory damages to the extent the transactions are consummated, damages and attorneys’ fees and costs.

The Company and the members of its Board of Directors believe that the claims asserted in the Lawsuits are without merit and intend to defend their position. However, a negative outcome in any of the Lawsuits could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. In addition, although the Company has directors and officers liability insurance, the Company anticipates that it will incur significant expense within its self-insured retention under that insurance. The Company is not currently able to predict the outcome of the Lawsuits with any certainty.

Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Microsemi and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended September 30, 2014 filed with the SEC on December 4, 2014 and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 31, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

Exhibit No.	Description

(a)(5)(A)	Press release issued by Vitesse Semiconductor Corporation and Microsemi Corporation, dated March 18, 2015 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2015).

(a)(5)(B)	Summary Advertisement as published on March 31, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(D)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(E)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(6)	Opinion of Deutsche Bank Securities Inc. dated March 17, 2015 (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated as of March 17, 2015, by and among, Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2015).

(e)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation, LLIU100 Acquisition Corp., Vitesse Semiconductor Corporation and certain stockholders of Vitesse Semiconductor Corporation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2015).

(e)(3)	Confidentiality Letter Agreement, dated March 13, 2013, by and between Vitesse Semiconductor Corporation and Microsemi Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amendment No. 1 to Confidentiality Letter Agreement, dated February 4, 2015, by and between Vitesse Semiconductor Corporation and Microsemi Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Exclusivity Letter Agreement, dated February 23, 2015, by and between Vitesse Semiconductor Corporation and Microsemi Corporation.*

(e)(6)	Amendment No. 1 to Exclusivity Letter Agreement, dated March 11, 2015, by and between Vitesse Semiconductor Corporation and Microsemi Corporation.*

(e)(7)	Employment Agreement, dated as of October 7, 2014, between Vitesse Semiconductor Corporation and Christopher R. Gardner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(e)(8)	Employment Agreement, dated as of October 7, 2014, between Vitesse Semiconductor Corporation and Martin S. McDermut (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 10, 2014).

(e)(9)	Employment Agreement, dated effective November 30, 2011, between Vitesse Semiconductor Corporation and Martin Nuss (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 7, 2012).

Exhibit No.	Description

(e)(10)	Amendment to Employment Agreement, dated as of November 8, 2012, between Vitesse Semiconductor Corporation and Martin Nuss.*

(e)(11)	Letter Agreement dated as of October 22, 2014 by Vitesse Semiconductor Corporation in favour of Marty McDermut.*

(e)(12)	Letter Agreement dated as of October 22, 2014 by Vitesse Semiconductor Corporation in favor of Martin Nuss.*

(e)(13)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010).

(e)(14)(A)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 2, 2004).

(e)(14)(B)	Amendment No. 1 to Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 14, 2014).

(e)(15)	Vitesse Semiconductor Corporation Fiscal Year 2015 Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2015).

(e)(16)	Vitesse Semiconductor Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on February 26, 2015).

(e)(17)	Automatic Equity Grant Program for Eligible Directors under the Vitesse Semiconductor Corporation 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2015).

(e)(18)	Vitesse Semiconductor Corporation Amended and Restated 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2014).

(e)(19)	Vitesse Semiconductor Corporation 2013 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2013).

(e)(20)	Automatic Equity Grant Program for Eligible Directors under the Vitesse Semiconductor Corporation 2013 Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on December 5, 2013).

(e)(21)	Form of Notice of Grant of Stock Options and Option Agreement under the Vitesse Semiconductor Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on December 5, 2013).

(e)(22)	Form of Notice of Grant of Restricted Stock Units and RSU Agreement under the Vitesse Semiconductor Corporation 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on December 5, 2013).

(e)(23)	Vitesse Semiconductor Corporation 2010 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2010).

(e)(24)	Form of Notice of Grant of Stock Options and Option Agreement under the Vitesse Semiconductor Corporation 2010 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on December 6, 2011).

Exhibit No.	Description

(e)(25)	Form of Notice of Grant of Restricted Stock Units and RSU Agreement under the Vitesse Semiconductor Corporation 2010 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on December 6, 2011).

(e)(26)	Vitesse Semiconductor Corporation Amended and Restated 2001 Stock Incentive Plan as of September 4, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on January 28, 2010).

(e)(27)	Form of Notice of Grant of Stock Options and Option Agreement under the Vitesse Semiconductor Corporation Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on January 28, 2010).

(e)(28)	Form of Notice of Grant of Restricted Stock Units and RSU Agreement under the Vitesse Semiconductor Corporation Amended and Restated 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on January 28, 2010).

(e)(29)	Form of Indemnification Agreement entered into by Vitesse Semiconductor Corporation with its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2007).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer

ANNEX I

[LETTERHEAD OF DEUTSCHE BANK SECURITIES INC.]

March 17, 2015

Board of Directors

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Vitesse Semiconductor Corporation (“Vitesse”) in connection with an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Microsemi Corporation (“Microsemi”), LLIU100 Acquisition Corp., a wholly owned subsidiary of Microsemi (“Purchaser”), and Vitesse. We understand that the Merger Agreement provides, among other things, for (i) the commencement by Purchaser of a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Vitesse (“Vitesse Common Stock”) for $5.28 per share in cash (the “Consideration”) and (ii) subsequent to completion of the Tender Offer, the merger of Purchaser with and into Vitesse (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) as a result of which Vitesse will become a wholly owned subsidiary of Microsemi and pursuant to which each outstanding share of Vitesse Common Stock (other than dissenting shares, treasury shares of Vitesse and shares owned directly or indirectly by Vitesse or Microsemi) not previously tendered in the Tender Offer will be converted into the right to receive the Consideration.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to holders of Vitesse Common Stock (other than Microsemi, Purchaser and their respective affiliates) of the Consideration to be received by such holders pursuant to the Merger Agreement.

In connection with our role as financial advisor to Vitesse, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning Vitesse, and certain internal analyses, financial forecasts and other information relating to Vitesse prepared or provided to us by the management of Vitesse. We also have held discussions with certain senior officers and other representatives and advisors of Vitesse regarding the business and prospects of Vitesse. In addition, we have (i) reviewed the reported prices and trading activity for Vitesse Common Stock, (ii) compared certain financial and stock market information for Vitesse with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain business combinations which we deemed relevant, (iv) reviewed a draft, dated March 17, 2015, of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning Vitesse or any other entity, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities), of Vitesse or any other entity, nor have we evaluated the solvency or fair value of Vitesse or any other entity under

Vitesse Semiconductor Corporation

any laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Vitesse as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect our opinion, and we expressly disclaim any undertaking or obligation to update, revise or reaffirm our opinion or to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement and all applicable laws and other requirements without any waiver, modification or amendment of any term, condition or agreement. We also have assumed, with your knowledge and permission, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Vitesse and its other advisors with respect to such issues. Representatives of Vitesse have informed us, and we further have assumed, with your knowledge and permission, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the draft of the Merger Agreement we have reviewed.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of Vitesse in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Consideration, from a financial point of view, to holders of Vitesse (other than Microsemi, Purchaser and their respective affiliates) as of the date hereof. This opinion does not address any other terms, aspects or implications of the Transaction or the Merger Agreement nor does it address any terms, aspects or implications of any support agreement or other arrangement or agreement entered into in connection with or contemplated by the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of the class of securities, creditors or other constituencies of Vitesse, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by Vitesse to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. We express no opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of shares of Vitesse Common Stock should tender such shares pursuant to the Tender Offer or as to how any holder of shares of Vitesse Common Stock should vote or act with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors, or employees of Vitesse or other parties to the Transaction, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise.

Deutsche Bank will be paid a fee for its services as financial advisor to Vitesse in connection with the Transaction, a portion of which is payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and the principal portion of which is contingent upon consummation of the Tender Offer. Vitesse also has agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). Although the DB Group during the past two years has not provided, and is not currently providing, investment banking,

Vitesse Semiconductor Corporation

commercial banking (including extension of credit) or other financial services unrelated to the Transaction to Vitesse or Microsemi for which it has received, or expects to receive, compensation, the DB Group may provide such services to Vitesse, Microsemi or their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Vitesse, Microsemi and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration to be received by holders of Vitesse Common Stock (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ DEUTSCHE BANK SECURITIES INC.

DEUTSCHE BANK SECURITIES INC.

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as

Annex II-1

nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

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§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive

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of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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